United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Extraordinary General Meeting 26 20 Proposal and Proxy Statement Contents Message from the Board of Directors of Vale S.A. .......................................... 3 Introduction..................................................................................................... 4 Relevant guidelines to the participation of Shareholders and ADR holders...................................................................................................... 6 Proposal resolution at the Extraordinary General Meeting........................... 16 Item I - Removal of Mr. Daniel André Stieler as a member of the Board of Directors....................................................................................................................16 Item II - If the matter set forth in Item I above is approved, the election of a new member of the Board of Directors to serve for the remainder of the term until the Annual General Meeting to be held in 2027...................................................................17 Item III - If the matter set forth in Item I above is approved, election of the Chairman of the Board of Directors...............................................................................................18 VALE | 2026 Extraordinary General Meeting 2 Dear Shareholders, Vale’s Board of Directors continues to act with diligence, independence, and alignment with the highest standards of corporate governance, reaffirming its role as guardian of the Company’s strategy, capital allocation discipline, and long-term sustainable value creation. In line with this responsibility, we remain committed to maintaining an ongoing dialogue with our stakeholders and to rigorously overseeing the execution of the Company’s strategy, ensuring consistency, predictability, and resilience across different market scenarios. Over the past period, Vale has made significant progress across its key strategic fronts. Highlights include the consistency of its operational and financial results, the achievement of all production guidances for both Iron Ore and Base Metals, as well as continued progress on structural matters, including safety, dam management, full reparation, and the climate agenda. These advances reflect a solid trajectory of operational improvement, cultural evolution, and strengthened ESG practices, closely monitored by the Board within the scope of its strategic and risk oversight responsibilities. This context also encompasses the Company’s ongoing governance enhancement process and the strengthening of the Board of Directors, taking into account the diversity of skills and experience among its members and contributing to the quality of decision-making and alignment with Vale’s long-term strategy. The Board emphasizes that its focus on the strategic pillars that have guided Vale’s actions remains unchanged, including operational excellence, capital allocation discipline, safety, sustainability, innovation, and customer centricity. The continuity of these drivers is essential to preserving market confidence and ensuring the capture of opportunities associated with the growing global demand for critical minerals. The Board will continue to perform its duties with autonomy, diligence, and technical rigor, seeking to balance strategic continuity with the ongoing evolution of governance. It will remain committed to guiding the Company in building the Vale of tomorrow: a corporation with high standards of corporate governance, recognized by society as a benchmark in safety, the most reliable operator in its category, and a people-oriented company, thereby leading value creation in the mining industry through ethical and sustainable practices. Finally, we thank our shareholders for their trust and support, which are fundamental to the continued strengthening of Vale’s trajectory. Message from the Board of Directors of Vale S.A. VALE | 2026 Extraordinary General Meeting 3 Introduction This Proposal and Proxy Statement contains the main information on the matters on the Agenda and the guidelines for shareholder participation in Vale S.A.'s Extraordinary General Meeting (“Meeting” or “EGM”). Information on the 2026 Extraordinary General Meeting When Where Meeting materials July 22, 2026, at 10:00 a.m. (GMT-3). The meeting will be held virtually via the TEN platform ("Digital Platform"). All information, proposals and instructions necessary for shareholders to participate and vote at the Meeting are contained in this material. Language Questions Shareholder participation Portuguese Contact us at assembleias@vale.com Either personally or through a duly appointed proxy, participants may exercise their voting rights (a) during the Meeting through the Digital Platform, or (b) by submitting a Remote Voting Ballot (“Ballot”). The link for shareholder accreditation can be accessed here. Closing of registration for virtual participation Closing of voting via Ballot | VALE3 Closing of voting via Proxy Card | ADRs July 20, 2026 July 18, 2026 July 17, 2026 VALE | 2026 Extraordinary General Meeting 4 Items for deliberation Extraordinary General Meeting Item Shareholder proposal Page I Removal of Mr. Daniel André Stieler as a member of the Board of Directors; 16 II If the matter set forth in Item I above is approved, the election of a new member of the Board of Directors to serve for the remainder of the term until the Annual General Meeting to be held in 2027; and 17 III If the matter set forth in Item I above is approved, election of the Chairman of the Board of Directors 18 Remote voting recommendation by the Board of Directors Extraordinary General Meeting Item Question and/or resolution on remote voting Remote voting Ballot from B3 Proxy card for holders of American Depositary Shares 1 Removal of Mr. Daniel André Stieler from his position as a member of the Board of Directors; "Reject" "Against" 2 Election of the Board of Directors by Candidate - Total members to be elected: 1 (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election). The item will be brought before the General Meeting for deliberation only if item 1 on the agenda is approved. The item will be brought before the General Meeting for deliberation only if item 1 on the agenda is approved. 2.1 José Maurício Pereira Coelho "Abstain" "Abstain" 2.2 Ieda Gomes Yell "Approve" "For" 3 In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.] The Company will disregard this item, as it does not apply to the election in question. This is a systemic limitation of B3. The item is omitted from the voting card for ADR holders 4. View of all the candidates to indicate the cumulative voting distribution The Company will disregard this item, as it does not apply to the election in question. This is a systemic limitation of B3. The item is omitted from the voting card for ADR holders 4.1 José Maurício Pereira Coelho Blank Blank 4.2 Ieda Gomes Yell Blank Blank 5. Election of the chairman of the board of directors - Total members to be elected: 1 The item will be brought before the General Meeting for deliberation only if item 1 on the agenda is approved. The item will be brought before the General Meeting for deliberation only if item 1 on the agenda is approved. 5.1 Manuel Lino Silva de Sousa Oliveira No recommendation No recommendation 5.2 Marcelo Gasparino da Silva No recommendation No recommendation VALE | 2026 Extraordinary General Meeting 5 Check out the criteria and information for participating in the Meeting: 1. What is the minimum quorum for the meetings? Answer: The meeting is convened with the presence of one quarter of the share capital. 2. What happens if the quorum is not reached? Answer: Vale will publish a new meeting notice with a revised date for the General Meeting, which will be convened regardless of the number of shareholders in attendance. 3. How does the right to vote work? Answer: Pursuant to Article 5 of the Bylaws, each share issued by the company entitles its holder to one (1) vote on matters presented to the General Meeting. 4. What documents are required to attend the Meetings? Individuals • Valid photo ID of the shareholder or the proxy, if applicable (simple or certified copy), for example: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH). • Proof of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian—preferably in the form of a shareholding position statement—it being understood that brokerage statements will not be accepted. • A proxy representing an individual shareholder must present documentation evidencing such representation in accordance with Article 126 of the Brazilian Corporate Law (Lei das Sociedades por Ações). The power of attorney must have been granted within one year prior to the date of the Meeting and must confer powers that are appropriate and sufficient for the voting rights to be exercised on behalf of the shareholder. If these documents are issued in a foreign language, they must be translated into Portuguese by a sworn translator. Notarization and consular legalization are not required. Documents written in English or Spanish are also exempt from translation requirements.1 • The company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure—ICP-Brasil. For handwritten powers of attorney, notarization of the signature will not be required. 1 The proxy must qualify as a shareholder or manager of the company, a lawyer registered with the Brazilian Bar Association or a financial institution. Relevant guidelines to the participation of Shareholders and ADR holders Shareholders of VALE3 VALE | 2026 Extraordinary General Meeting 6 Legal entity • Valid photo ID of the legal representative (simple or certified copy), for example: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH). • Proof of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian—preferably in the form of a shareholding position statement—it being understood that brokerage statements will not be accepted. • Documents evidencing representation, including: (i) if applicable, a power of attorney granted less than one (1) year prior to the date of the Meeting, conferring the powers necessary for the representative to exercise the relevant voting rights on behalf of the shareholder; and (ii) a copy of the articles of incorporation and the minutes of election of the officers of the legal entity, or other corporate documents evidencing the validity of the representation, pursuant to the Brazilian Corporations Law or the Civil Code, as applicable. If these documents are written in a foreign language, they must be duly translated into Portuguese by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation. • The company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure—ICP-Brasil. For handwritten powers of attorney, notarization of the signature will not be required. Investment funds • Valid photo ID of the legal representative (simple or certified copy), for example: (a) ID Card (RG); (b) Foreigner ID Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH). • Proof of ownership of the shares issued by Vale held by the shareholder, issued by the depositary financial institution or custodian—preferably in the form of a shareholding position statement—it being understood that brokerage statements will not be accepted. • Documents evidencing the authority to represent the fund, including: (i) a copy of the fund’s current bylaws or regulations; (ii) a copy of the articles of incorporation or bylaws of the fund’s administrator or manager, as applicable, according to the entity responsible for representing the fund at shareholders’ meetings of investee companies; (iii) a copy of the minutes appointing the fund’s administrators and/ or legal representatives; and (iv) when applicable, a power of attorney granted within one (1) year prior to the date of the Meeting, conferring the powers necessary for the representative to exercise voting rights on behalf of the shareholder. If these documents are written in a foreign language, they must be duly translated into Portuguese by a certified translator, without the need for notarization and consularization. It should be noted that documents in English and Spanish are also exempt from translation.1 • The company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure—ICP-Brasil. For handwritten powers of attorney, notarization of the signature will not be required. 1As provided in the CVM /SEP 2026 Circular/Annual Letter, the investment fund manager is responsible for representing the shareholders. Investment fund shareholders may also be represented at the meeting by legal representatives or by proxies duly appointed by their manager or administrator, in accordance with their regulations (see the opinion expressed in the judgment of CVM Case RJ2014/3578). VALE | 2026 Extraordinary General Meeting 7 5. Is it mandatory to file a shareholder position statement? Answer: The submission of such proof may be waived by the company solely in cases where it is able to objectively verify share ownership based on the records already available to it, including those provided by the central depositary (B3) and by Bradesco, the registrar of the shares issued by Vale. Accordingly, if Vale is unable to verify a shareholder’s ownership of shares through objective means during the registration process for participation in the Meeting, the shareholder must submit a shareholding statement within the deadlines established herein. Failure to do so will result in the shareholder being deemed ineligible to participate in the Meeting, and any votes cast through a proxy will not be considered. 6. Does the company accept proxies for General Meetings? Answer: Vale will accept powers of attorney provided that they have been granted within one (1) year prior to the date of the Shareholders’ Meeting, comply with the requirements of the Brazilian Corporations Law and the Civil Code, and are executed with a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure (ICP-Brasil). For handwritten powers of attorney, notarization of the signature will not be required. Below is a model of the power of attorney that can be used: Power of attorney template Portuguese [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [_______] e inscrito no CPF/ME sob o nº [______], residente e domiciliado [ENDEREÇO], na Cidade [_______], Estado [_______] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada, em primeira convocação, no dia 22 de julho de 2026, às 10h e, se necessário, em segunda convocação em data a ser informada oportunamente. Dentre os poderes de representação, são concedidos, quando aplicável, poderes para assinar e submeter Boletim(ns) de Voto a Distância para a referida Assembleia. Este instrumento é válido por [____], a partir da data de sua assinatura. [Local], [Data]. ____________________________ [Acionista] English [SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/ME # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the “Grantee”), as true and lawful attorney- -in-fact to represent the Grantor at the Extraordinary Shareholders’ Meeting to be held on first call July 22, 2026, at 10 a.m., and, if necessary, on second call on a date to be duly informed. Among the powers of representation, powers are granted, when applicable, to sign and submit Remote Voting Ballots for the aforementioned Meeting. This power of attorney shall remain in effect from [__________] until [_______]. [Place], [Date]. ____________________________ [Shareholder] 7. How can foreign shareholders attend the General Meetings? Answer: Foreign shareholders must submit the same documentation required of Brazilian shareholders, in accordance with the requirements applicable to each shareholder category described in Item 4 above. In the case of participation by proxy, the proxy document must have been issued less than one (1) year before the date of the Meeting. The company waives the requirement for notarization, consularization, and apostille of documents evidencing representation that are in a foreign language; a simple translated copy shall suffice. Documents in English and Spanish are also exempt from translation. VALE | 2026 Extraordinary General Meeting 8 8. How can shareholders participate? Answer: Shareholders can participate: i. Prior to the meeting, by submitting a Remote Voting Ballot (“Ballot”); or ii. Through virtual participation in the General Meeting via the Digital Platform, in accordance with the accreditation and participation guidelines set forth in this Proxy Statement. 9. How should a shareholder proceed if they choose to exercise their vote through the Remote Voting Ballot? Answer: There are four options: i. by filing instructions sent to Bradesco, the bookkeeping agent for Vale's shares, only in the case of shares that are not held in a central depository (i.e. at B3), in compliance with the procedures established and the documents required by the bookkeeping agent. Bradesco receives Ballots exclusively through its bank branches and does not accept electronic submissions ii. by filing instructions sent to their respective custodian agents, in the case of shareholders in a central depository (i.e. with B3), observing the procedures and deadlines established and the documents required by the respective custodian. It should be noted that, in accordance with CVM Resolution No. 81, B3’s Central Depository will disregard any conflicting voting instructions relating to the same resolution that are submitted by the same individual taxpayer’s ID (CPF) or corporate taxpayer’s ID (CNPJ) and received through their respective custodian agents. iii. by filing instructions sent to B3, the central depositary, in compliance with the procedures established and the documents required by B3; or, iv. by sending the Ballot directly to the company, only through the Digital Platform, available at https://assembleia. ten.com.br/575921126, together with the mandatory documents in exclusively digital format. Digital submission via the Digital Platform will be the exclusive means of sending the Ballot and the respective necessary documents directly to the company, thus excluding the possibility of sending the Ballot and said documents by postal or e-mail. In addition, only Ballots signed through the aforementioned dedicated Digital Platform will be accepted. The shareholder shall be responsible for the integrity and accuracy of the documents submitted to Vale. All guidance for the Meeting, as well as the instructions contained in the Ballot, are intended to assist shareholders in completing the Ballot. A shareholder who chooses to participate via the Ballot is solely and entirely responsible for filling it in correctly. 10. Where can shareholders find the Ballot? Answer: The Ballots for the Meetings will be available on the company's website (www.vale. com/investors), under the banner "AGE 2026". 11. What is the deadline for receiving votes through Ballots? Answer: The deadline for receipt of the Ballot by the bookkeeper, custodian agent, central depository, or the company will be up to and including July 18, 2026. Shareholders are advised to consult their respective custodian agents, central depository, or bookkeeper, as applicable, for any additional procedures and deadlines related to Ballot submission. Any Ballots received by the company through the Digital Platform after the deadline specified above, or submitted within such deadline but lacking the required information or supporting documentation, will be disregarded and, consequently, the corresponding votes will not be counted. 12. Can a shareholder change the vote they submitted by Ballot while the remote voting period is still open? Answer: A vote may be changed during the remote‑voting period—that is, until July 18, 2026—by using the same channel the shareholder used to submit the Ballot to be amended: the custodian, the central depository, the bookkeeper, or the company, as applicable. VALE | 2026 Extraordinary General Meeting 9 13. May the shareholder change the vote sent in by Ballot after the deadline for remote voting has ended? Answer: Beginning on July 19, 2026, shareholders may amend voting instructions previously submitted through the Remote Voting Ballot only if they participate in the Meeting through the Digital Platform, in accordance with the deadline provided for in item 16. In this regard: a) Shareholders who submitted the Ballot directly to the company by completing it through the Digital Platform must access the Platform and change their participation method from “Remote Voting Ballot” to “attendance at the Meeting"; b) Shareholders who submitted the Ballot through a custodian, the central securities depository, or the book-entry agent must register on the Digital Platform (as described in items 15 and 16, below), in accordance with the deadlines and procedures set forth herein. Once the applicable steps above have been completed, the Accredited Shareholder must access the Digital Platform at the time of the Meeting and revoke the Ballot on the Platform, as described in Item 14 below. 14. How should the Accredited Shareholder proceed to have the Ballot disregarded on the Digital Platform at the Meeting? Answer: Accredited Shareholders must click on the “BVD” icon located on the righthand side of the Digital Platform screen and then select one of the following options: (a) disregard the Ballot and cancel all voting instructions previously submitted through it, in order to cast new votes during the Meeting; or (b) disregard the Ballot while preserving the voting instructions already submitted, which may then be confirmed during the voting process for each item on the Meeting agenda. Please note that the Ballot may no longer be disregarded once voting on the first item of the General Meeting agenda has commenced, except in the event that a competing proposal is presented during the Meeting. For additional information regarding the Digital Platform, please refer to the Platform Manual. 15. How should shareholders who choose to participate via the Digital Platform proceed? Answer: Shareholders may request accreditation to access the Meeting via an exclusive link through the Digital Platform, available at https://assembleia.ten.com. br/575921126 Vale warns that no Ballots or accreditation documents will be received by e-mail or post. All documents for accreditation must be sent solely via the Digital Platform. For additional information or assistance, please consult the Platform Manual. 16. What is the deadline for applying for accreditation? Answer: Accreditation applications must be submitted by July 20, 2026, and must be accompanied by the documents required for participation, as detailed in items 4 and 5, above. Access to the Meeting via the Digital Platform will be restricted to Shareholders or their representatives or attorneys-in-fact, as the case may be, who accredit themselves using the aforementioned form and under the terms described in this document ("Accredited Shareholders"). Vale warns that shareholders who do not submit the accreditation request and the required participation documents within the prescribed deadline will not be eligible to participate in the Meeting. To expedite the accreditation process, the company requests that shareholders represented by proxy submit the relevant supporting documents to Vale no later than 72 (seventy-two) hours prior to the Meeting. 17. Is it possible to submit documents for accreditation to the Meeting after July 20, 2026? Answer: No. From and including July 21, 2026, the company will not accept new accreditation applications or documents to supplement VALE | 2026 Extraordinary General Meeting 10 previous accreditations. Therefore, any application for accreditation that is not accompanied by all the necessary and correct documents will automatically be disregarded after this deadline. 18. Will Accredited Shareholders get individual links to attend the Meeting? Answer: The Meeting will be held online, using the same link as that used for registration (https://assembleia.ten.com.br/575921126). Upon completion of the registration process and submission of all required documents, the Accredited Shareholder will receive a confirmation e-mail and may use the link provided through the Digital Platform to access the Meeting on the date it is held. The company further notes that, if by the date of the Meeting an Accredited Shareholder is no longer reflected in the most recent shareholding statement made available to the Company by the book-entry agent, such shareholder will no longer be entitled to participate in the Meeting. 19. How will the Meeting be conducted? Answer: Exclusively by online access via the Digital Platform, in the Portuguese language. The company has opted to hold its Meeting 100% digitally, considering the high dispersion of its shareholder base and with the aim of facilitating the participation of the company's shareholders, allowing those not domiciled at or near the company's headquarters to attend. 20. What steps should be taken in the event of difficulty or error accessing the Meeting? Answer: On the date of the Meeting, Accredited Shareholders must access the Digital Platform with reasonable advance notice, where instructions for joining and participating in the Meeting will be made available. If an Accredited Shareholder who is duly reflected in the shareholding statement provided to the company by the book-entry agent is unable to access the Digital Platform or experiences any login issues, they should contact the company's Investor Relations department by e-mail at assembleias@vale.com and suporte@ten. com.br, so that appropriate assistance can be provided. 21. How do I proceed in the event of connection issues? Answer: Vale shall not be responsible for any connectivity issues experienced by shareholders or for any other circumstances beyond the company’s control. Exclusively for questions about access to or use of the Digital Platform, shareholders may contact technical support, including real‑time assistance, at suporte@ten.com.br and by calling (11) 5197-9398. The company also recommends that shareholders familiarize themselves in advance with the use of the Digital Platform, as well as ensuring that their respective electronic devices are compatible with the use of the platform (by video and audio). In addition, the company requests that such Shareholders log on to the platform on the day of the Meeting at least 30 minutes before the scheduled start time (that is, by 09:30 a.m. on July 22, 2026) to allow for access validation and for the participation of all Shareholders who use the platform. 22. Which shareholder is considered present at the meeting? Answer: Only the Accredited Shareholder who accesses the Digital Platform on the date of the Meeting by the time the proceedings are opened (“Present Shareholder”), as well as the Shareholder who has duly submitted votes via the Ballot, shall be deemed present at the Meeting and entitled to sign the respective minutes, in accordance with CVM Resolution No. 81. These shareholders will be considered present at the meeting. 23. What is the electronic platform where the Meeting will be held like? Answer: The Digital Platform meets the requirements set out in §1 of Art. 28 of CVM Resolution 81, as amended: (a) the possibility VALE | 2026 Extraordinary General Meeting 11 of simultaneous expression of opinion and access to documents presented during the Meeting and not previously made available; (b) full recording of the Meeting, and (c) the possibility of communication among shareholders. For more information, see the Platform Manual. 24. What authorizations are given by shareholders who join the Digital Platform? Answer: Shareholders Present hereby authorize the company to use any information contained in the recording of the Meeting for the following purposes: to document the opportunity for statements and the viewing of documents presented during the Meeting; to ensure the authenticity and security of communications during the Meeting; to record participation and votes cast; to comply with legal orders issued by competent authorities, and to defend the company, its managers, and third-party service providers in any judicial, arbitral, regulatory, or administrative proceedings. For more information, see the Platform Manual. 25. Do shareholders have the opportunity to speak at the Meetings? Answer: During the Meeting, the Shareholders Present will have their microphones muted and their cameras turned off to avoid instability in the connection and improve the sound quality. After the opening of each item on the agenda, shareholders who wish to speak must use the “Raise Hand” icon on the Digital Platform to request the floor, and the presiding officers will enable audio in the order requests are received. To ensure the orderly conduct of the Meeting, a maximum time limit may be established for each Shareholder Present to speak. For more information, see the Platform Manual. 26. Can shareholders speak about topics not appearing on the Meeting’s Agenda? Answer: No. Shareholders who wish to speak on any matter not related to the Agenda of the Meeting should use the usual channels of contact with the company, through the Investor Relations area. 27. How will the voting on each matter on the agenda be conducted during the Meeting? Answer: All voting will be conducted exclusively through the Digital Platform. Following the presentation of each item submitted for deliberation, the Presiding Board will open the voting process, and an electronic voting window will be displayed to all participants on the Digital Platform. Each Shareholder Present—including those who may have made an oral or written statement as described in Item 28 below—must select one of the available voting options: approve, reject, or abstain. Once the voting period has ended, any Shareholder Present who has not selected a voting option will automatically be recorded as abstaining. If a Shareholder Present disconnects from or leaves the Digital Platform for any reason before all Meeting resolutions have been voted on, any agenda items that remain pending at the time of departure will be recorded as abstentions. For more information, see the Platform Manual. 28. Can Accredited Shareholders cast their votes in advance on the Digital Platform before the Meeting is held? Answer: Accredited Shareholders may access the Digital Platform at any time prior to the Meeting to submit their voting instructions on the items included in the Agenda. However, even after registering their voting instructions in advance, the Accredited Shareholder must participate in the General Meeting for their votes to be effectively counted. For more information, see the Platform Manual. 29. May shareholders make verbal and/or written comments about the items on the agenda? Answer: Shareholders Present may manifest themselves verbally on the matters being voted on. To do so, when the agenda item on which they wish to speak is being discussed, a Shareholder Present must request the floor using the “Raise Hand” feature on the Digital Platform, and the Presiding Board will grant the floor in the order in which requests are received. In addition to any remarks that may be made, the Presiding Board will put the matter to a vote, unless there are changes to the agenda items. VALE | 2026 Extraordinary General Meeting 12 If a Shareholder Present at the meeting wishes to submit a written statement regarding matters up for a vote, they must e-mail it to assembleias@vale.com before the meeting adjourns. It should be emphasized that the registration of votes on the Digital Platform is mandatory in all cases, whereas any verbal or written statement is optional and intended solely to supplement the voting process. No additional comments or statements will be permitted regarding matters that have already been deliberated on. 30. Where are the Meeting’s materials available? Answer: On the company’s website, under the Investors section, shareholders can access the “AGE 2026” banner, which contains all documents related to the Meeting. The same documentation is also available on the CVM website, where shareholders may access the materials prepared for the Meeting, as well as additional information regarding each item on the agenda. 31. How will the shareholders present at the meeting sign the minutes? Answer: Shareholders participating in the Meeting via Digital Platform will be deemed to be present at the Meeting and to have signed the respective minutes, under the terms of Resolution 81. 32. Regarding items II and III, how will the election be conducted? Answer: If item I is approved at the Shareholders’ Meeting, items II and III will be submitted for resolution. If item I is rejected, any votes cast through remote voting with respect to items II and III will be disregarded. 33. Why will Vale disregard the votes on items 3 and 4 of the BVD related to the adoption of the multiple voting process? Answer: The election set forth in item II is intended to fill a position that may become vacant on the Board of Directors in the event that item I on the agenda is approved. The multiple voting process applies only to the election of the Board of Directors as a whole and is not applicable in this case, which concerns the election of a single member to fill a vacant position. The Company included items 3 and 4 in the BVD solely due to limitations of B3’s system for configuring the ballot, which does not allow for the removal of such items. Therefore, the Company will disregard the votes cast on both item Holders of American Depositary Shares (ADSs) or American Depositary Receipts (ADRs) of VALE Check out the criteria and information for participating in the Meetings: 1. What is the date that defines the record date of the voting rights for ADR holders at the Meetings? Answer: The record date for ADR holders to be eligible to vote at the Shareholders' Meeting is June 25, 2026. Positions in ADRs acquired after that date will not be entitled to vote at the Meeting. 2. How do ADR holders participate in Shareholders' Meeting? Answer: ADR holders are represented at the Meeting exclusively by JP Morgan Chase Bank N.A. ("JP Morgan"), as the depositary financial institution of the ADRs, through its local representative, Bradesco, subject to the terms and procedures set forth in the Deposit Agreement governing Vale’s ADR Program. In this context, ADR holders cannot be accredited to participate individually, virtually, in the Meeting. Alternatively, ADR holders may cancel their ADRs and receive the corresponding number of shares issued by Vale, in accordance with the rules, deadlines, and fees established by J.P. Morgan. In this case, as shareholders of the company, they may exercise their voting rights at the Meeting, either through the Remote Voting Ballot or by participating virtually via the Digital Platform, subject to the provisions of this Proposal, the Notice of Meeting, and applicable law. The representation of the VALE | 2026 Extraordinary General Meeting 13 depositary financial institution complies with the terms and procedures set forth in the Deposit Agreement governing Vale's ADR Program. Accreditation of an ADR holder for individual virtual participation in the Meeting is not possible. 3. How do ADR holders register their participation at the Meeting? Answer: Bradesco is JP Morgan's local representative/custodian bank and is responsible for the participation of ADR holders at the Meeting. The quorum for the installation of the Meeting is the total number of ADRs in circulation in the ADR Program, according to the information presented by JP Morgan at the Meeting and the shareholding position regarding the ADR Program presented by the bookkeeper, Banco Bradesco. 4. How do ADR holders vote at the Shareholders' Meeting? Answer: The voting instruction of an ADR holder is subject to specific deadlines and conditions established by the depositary bank or custodian agent. An ADR holder may submit voting instructions on paper (via voting instruction form) or electronically through the electronic platform, via their broker or other intermediaries, provided the holder has contracted a service that allows this. The deadlines and procedures specific to each mechanism may be subject to variations and restrictions, whether in terms of form, deadline, content and/or processing, given the specificities of the chain of custody applicable in the United States. At the end of the period set for ADRs to vote, JP Morgan will collect all the votes and present the total votes on each agenda item in a consolidated form at the Meeting, through the representation of its local custodian, Banco Bradesco. 5. When can ADR holders submit their votes? Answer: J.P. Morgan will commence the preparation and distribution of the voting instruction form and voting card on the morning of June 30, 2026. This process is expected to be completed by July 7, 2026 (this date may vary depending on the procedures adopted by your bank, broker, or intermediary institution), during which ADR holders will be able to submit their voting instructions. The end date is subject to operating conditions beyond Vale's control and may therefore be postponed. 6. When is the deadline for ADR holders to submit their voting instructions? Answer: Each ADR holder who holds ADRs through brokers or other intermediaries must follow the deadlines, procedures and conditions established by the broker or intermediary through which they hold their shares. For ADR holders who hold their shares directly through JP Morgan (in the ADR register maintained by JP Morgan as depositary bank), votes must be received by JP Morgan before 09:00 a.m. New York time on July 20, 2026, in accordance with terms and conditions that will be disclosed in due course by the depositary financial institution, JP Morgan. ADR holders must ensure that their voting instructions are received by JP Morgan, whether directly or indirectly through their banks, brokers, or other intermediaries, by the specified date and time in order for their votes to be counted. 7. How can I submit my voting instructions to JP Morgan? Answer: JP Morgan will present terms and conditions for the submission of voting instructions in due course. 8. Can the voting materials for ADR holders be amended to include a new candidate after the proxy card has been finalized? Answer: Unlike the remote voting process in Brazil, under which the Ballot may be reissued up to 20 days prior to the Meeting to include proposed candidates, subject to the requirements of CVM Resolution 81, Vale understands that the notice of meeting, voting instruction form, and voting card provided to ADR holders (collectively, the “ADR voting materials”) cannot be reissued and redistributed once made available. Although Vale will endeavor to minimize any material differences between the Ballot used in Brazil and the ADR voting materials, such differences cannot be entirely ruled out due to the legal and operational requirements applicable to ADR holders. VALE | 2026 Extraordinary General Meeting 14 9. If shareholder(s) holding at least 0.5% of Vale, share capital nominate candidate(s) for inclusion in the BVD on June 27, 2026, will such nominations be incorporated into the voting materials of ADR holders? Answer: In light of the foregoing, such nominations may only be included in the process of preparing and distributing the voting instruction form and the voting card if the nomination request is regular and accompanied by documentation evidencing that the signatory has the authority to represent the shareholder, and if all supporting documentation is received by the company in a clear, complete, and accurate manner, containing all information required under CVM Resolutions No. 81 and No. 80, as well as as described herein, given the need for analysis within a very short timeframe. If the company has questions regarding the documentation submitted, the nomination will not be included in the voting instruction form and proxy card intended for ADR holders. With respect to the inclusion of candidates in the Ballot, the company will conduct its review within three (3) business days, as provided for under the Brazilian law. 10. How will the ADR holder be informed about changes in the BVD that are not reflected in their voting materials? Answer: Vale will notify the market if its Bulletin is resubmitted. In this way, all holders of common shares and ADRs will have the opportunity to be informed about the matter. 11. I am a shareholder and intend to nominate candidates, relying on the votes of ADR holders. What should I do? Answer: If the shareholder, individually or jointly, holds the minimum shareholding required, i.e. 0.5% of the share capital, the shareholder must submit a written request to the Executive Vice President of Finance and Investor Relations to assembleias@ vale.com, accompanied by a copy of the documentation proving that the signatory has the powers to represent the shareholder, as well as complying with the other procedures and requirements set out in Resolutions 81 and 80. Vale recommends that shareholders submit their nomination as early as possible, by June 27, 2026, together with the required documentation in a clear, complete, and accurate manner, as described in this document, so that the Company can include the nomination in the voting materials for ADR holders. Nominations submitted after this date may not be included in the voting materials for ADR holders, as set forth in item 9. 12. As an ADR holder, how can I proceed if I still have questions? Answer: If you have questions regarding the submission of ADR voting instructions to the Depositary, please contact ADR Shareholder Services at +1 866 723 8257 or +1 781 575 2833 (the latter for calls originating outside the United States). VALE | 2026 Extraordinary General Meeting 15 Proposal for resolution at the Extraordinary General Meeting On June 11, 2026, the Company received a letter from the Banco do Brasil Employees’ Pension Fund – Previ (“Previ”), a shareholder holding 7.01% of Vale’s share capital, requesting the convening of an Extraordinary General Meeting to deliberate on: (i) the removal of Mr. Daniel André Stieler from his position as a member of the Board of Directors; (ii) the appointment of Mr. José Maurício Pereira Coelho as a regular member of the Board of Directors to complete the current term; and, if the matter set forth in item (i) is approved, (iii) the election of the Chairman of the Board of Directors. As indicated by the shareholder in her correspondence, the request was based on Articles 121, 122, subsection II, and 123, sole paragraph, subparagraph “c” of Law No. 6,404/76, as well as CVM Resolution No. 70/2022. The request was reviewed by the Board of Directors, which, according to the minutes of the Board of Directors meeting held on June 19, 2026, resolved to call an Extraordinary General Meeting. Under the terms of article 122 in conjunction with article 140 of Law No. 6,404/76, the General Meeting is responsible for deciding on the removal, at any moment, of members of the Board of Directors. In order to deliberate on this item, the following are made available to the Shareholders: (i) correspondence from Previ containing the request and convening, and its supporting rationale (link); and (ii) Minutes of the Board of Directors’ Meeting held on June 19, 2026, which approved calling the Meeting; it has already been disclosed to the market and is available here. Item I - Removal of Mr. Daniel André Stieler as a member of the Board of Directors The Board of Directors, by a majority vote, recommended rejecting this item, noting the significant progress made in the Company’s corporate governance in recent years, as well as improvements in the Company’s strategic performance and sustainable value creation, in line with global best practices in corporate governance, conducted in a diligent and ethical manner, as detailed in the material available at this link. VALE | 2026 Extraordinary General Meeting 16 If item 1 on the agenda be approved, in its correspondence, the shareholder Previ nominated Mr. José Maurício Pereira Coelho for the position of regular member of the Board of Directors to serve out the remainder of the current term. The Board of Directors abstained from acting on this nomination, given that the nominee did not go through the Company’s formal nomination process, although it believes that he meets the qualifications required for the position. The Board of Directors recommended Ms. Ieda Gomes Yell for the position of member of the Board of Directors, as she has already been evaluated as part of Vale’s most recent Nomination Process; furthermore, her appointment strengthens the diversity and complementarity of the Board’s skills, based on the Critical Skills Matrix. Shareholders may include candidate(s) for the position of member of the company’s Board of Directors on the Remote Voting Ballot by submitting a written request to the Executive Vice President of Finance and Investor Relations at the e-mail assembleias@vale. com, accompanied by documentation proving that the signatory has authority to represent the shareholder, provided that the minimum ownership threshold of 0.5% of Vale’s share capital is met and that the other procedures and requirements set forth in CVM Resolution No. 81 and CVM Resolution No. 80 are observed. To deliberate on this item, therefore, the following information is made available to the shareholders: Item II - If the matter set forth in Item I above is approved, the election of a new member of the Board of Directors to serve for the remainder of the term until the Annual General Meeting to be held in 2027 1. Regarding the candidate nominated by the shareholder Previ, Mr. José Maurício Pereira Coelho: (i) A letter received from Previ expressing (1) the nomination of the candidate (link) and (2) documents and information regarding Mr. José Maurício Pereira Coelho, including: (a) a statement that he meets the requirements set forth in art. 147 of Law No. 6,404/76 to hold the office available here. (b) a résumé detailing his qualifications (link); (c) the information required by items 7.3 to 7.6 of the Reference Form; and (ii) Minutes of the Board of Directors’ Meeting held on June 19, 2026, which approved the nomination of the candidate and has already been disclosed to the market and made available through this link. 2. Regarding the candidate nominated by Vale’s Board of Directors, Ms. Ieda Gomes Yell: (i) Documents and information regarding Ms. Ieda Gomes Yell, including: (a) a statement confirming that she meets the requirements set forth in Article 147 of Law No. 6,404/76 for holding the position, available at this link; (b) a resume detailing her qualifications (link); (c) information required under items 7.3 through 7.6 of the Reference Form; and (d) a statement confirming compliance with the independence criteria set forth in Annex K of CVM Resolution No. 80, in the Novo Mercado Regulations, and in the Company’s Bylaws. (ii) Minutes of the Board of Directors’ meeting, dated June 19, 2026, which resolved on the nomination of the candidate, available at this link. VALE | 2026 Extraordinary General Meeting 17 If the removal of Mr. Daniel André Stieler from his position as a member of the Board of Directors is approved, as proposed in the previous item, the Extraordinary General Meeting will also deliberate on the election of the Chair of the Company’s Board of Directors. In its correspondence, Previ expressed support for the nomination of Mr. Manuel Lino Silva de Sousa Oliveira for the position of Chairman of the Board of Directors. The Board of Directors, as per the meeting held on June 19, 2026, acknowledged that all members of the Board are qualified for the position, and since two of its members—Mr. Manuel Lino Silva de Sousa Oliveira and Mr. Marcelo Gasparino da Silva—have submitted their candidacies, it submits both names to the shareholders for consideration. Shareholders may nominate candidate(s) for the position of Chair of the Company’s Board of Directors through the Remote Voting Ballot by submitting a written request to the Executive Vice President of Finance and Investor Relations at assembleias@vale.com, together with documentation demonstrating the signatory’s authority to represent the shareholder. Such nominations are subject to the minimum ownership threshold of 0.5% of Vale’s share capital and compliance with all other procedures and requirements established by CVM Resolution No. 81 and CVM Resolution No. 80. Item III - If the matter set forth in Item I above is approved, election of the Chairman of the Board of Directors In order to deliberate on this item, the following are made available to the Shareholders: (i) A letter received from Previ expressing its support for the nomination of the candidate Mr. Manuel Lino Silva de Sousa Oliveira (available here); (ii) Minutes of the Board of Directors Meeting held on June 19, 2026, which approved the nomination of both candidates, Mr. Manuel Lino Silva de Sousa Oliveira and Mr. Marcelo Gasparino da Silva, for the position of Chairman of the Board of Directors and made available through this link, (iii) Information and documents relating to Mr. Manuel Lino Silva de Sousa Oliveira, in accordance with items 7.3 through 7.6 of the Reference Form (available here), as provided for in Articles 37 and 38 of CVM Resolution No. 81 and in Annual Circular Letter CVM/SEP 2026. (iv) Information and documents regarding Mr. Marcelo Gasparino da Silva, in accordance with items 7.3 through 7.6 of the Reference Form (available here), as provided for in Articles 37 and 38 of CVM Resolution No. 81 and in the CVM/SEP Annual Circular 2026. VALE | 2026 Extraordinary General Meeting 18 www.vale.com VALE | 2026 Extraordinary General Meeting 19 To Vale S.A. Attn.: Board of Directors Ref.: Request to call an Extraordinary Shareholders’ Meeting Dear Sirs, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, in its capacity as a shareholder of Vale S.A. (“Vale” or the “Company”), holding 7.01% of the Company’s share capital, pursuant to Articles 121, 122, item II, and 123, sole paragraph, (c) of Law No. 6,404/1976 (the “Brazilian Corporate Law”), and CVM Resolution No. 70/2022, hereby respectfully requests the calling of an Extraordinary Shareholders’ Meeting to resolve on the following matters: (i) the removal of Mr. Daniel André Stieler from the position of member of the Board of Directors; (ii) the nomination of Mr. José Mauricio Pereira Coelho as a full member of the Board of Directors, to complete the current term; and, if the matter set forth in item (i) is approved, (iii) the election of the Chairman of the Board of Directors. This request is based on the need to enhance the Company’s corporate governance, as well as to align the strategic performance of the Board of Directors with the creation of long-term sustainable value, also considering the Board of Directors’ Critical Competencies Matrix. At this same opportunity, we declare our support for the nomination of Mr. Manuel Lino Silva de Sousa Oliveira for the position of Chairman of the Board of Directors of Vale, as we understand that his potential appointment would contribute positively to: • strengthening governance practices; • improving strategic management; • aligning with the interests of shareholders and stakeholders. In light of the above, we hereby request: 1. 2. Formal acknowledgment of this request; The adoption of the necessary measures to call the Extraordinary Shareholders’ Meeting, in accordance with applicable legislation, the Company’s Bylaws, and its internal rules, including the Management Policy; 3. The inclusion of the above-mentioned matters in the meeting’s agenda. Pursuant to Articles 3 and 7 of Annex K of CVM Resolution No. 80/2022 (“CVM Resolution 80”) and Article 11, item I of CVM Resolution No. 81/2022, Previ hereby submits, attached to this request: (i) a statement from Mr. José Mauricio Pereira Coelho confirming that he meets the requirements set forth in Article 147 of the Brazilian Corporate Law to hold office; (ii) the candidate’s résumé, including his qualifications; (iii) the information regarding the candidate as required under items 7.3 to 7.6 of the Reference Form; and (iv) his statement of compliance with the independence criteria set forth in Annex K of CVM Resolution 80, the Novo Mercado Regulation, and the Company’s Bylaws. With no further matters at this time, we renew our highest regards. Rio de Janeiro, June 11, 2026 Adriana Duarte Chagastelles Diretora de Participações Data: 11/06/2026 14:53 -03:00 To Vale S.A. (“Company”) Attn.: Investor Relations Officer Cc: Bord of Directors Ref.: Commitment Letter Dear Sirs, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ hereby publicly reiterates its public commitment to support independent members for the position of Chairman of the Board of Directors, in line with the article dated June 23, 2026, published by Valor Econômico, which states that: “Previ has no intention of appointing the Chairman of the Board and will support independent candidates at the 2027 Annual General Meeting (AGO)”. As a leading institutional investor and an entity recognized by the capital markets for its commitment to Corporate Governance, Previ always acts in the best interests of the companies in which it holds an ownership interest, in alignment with the generation of sustainable value for its participants. Rio de Janeiro, July 3, 2026. Adriana Duarte Chagastelles Directos of Equity Investmens Data: 07/07/2026 14:39 -03:00 FREE TRANSLATION To Vale!S.A.!(“Company”) A"n.:!Investor!Rela#ons!O$cer Cc:!Board!of!Directors Ref.:!Grounds!for!calling!the!General!Shareholders'!Mee#ng 1. History!of!Previ's Role!as!a!Relevant!Shareholder!of!Vale In!2027,!Previ!will!complete!three!decades!as!an!investor!in!Vale,!having!also!been!part! of! the! Company's! controlling! block! through! Valepar! — the! holding! company! that! concentrated!Vale's!controlling!interest!following!its!priva"za"on!in!1997. Throughout! this! period,! Previ,! together! with! other! pension! funds! and! relevant! shareholders,! par"cipated! in! strategic! corporate! decisions,! including! capital! contribu"ons! and! structural! moves! relevant! to! the! Company's! development! and! expansion.!During!its!par"cipa"on!in!the!controlling!block,!Previ's!ac"ons!were!guided! by!the!defense!of!Vale's!interests,!with!emphasis!on!the!promo"on!and!strengthening!of! best!corporate!governance!prac"ces. This!role!#nds!support!in!objec"ve!milestones!of!the!Company's!ins"tu"onal!evolu"on,! such!as!its!migra"on!to!the!Novo!Mercado!in!2017,!made!possible!by!the!termina"on!of! the!Valepar! Shareholders'! Agreement! and! the! resul"ng! dissolu"on! of! the! controlling! block.!This!process!represented!a!structural!transforma"on!in!Vale's!governance!model,! with!the!transi"on!to!a!widely-held!company!and!higher!standards!of!transparency!and! protec"on!of!minority!shareholders. Recogni"on! of! this! progress! can! be! observed! in! the! apprecia"on! of! the! Company's! shares! over! the! subsequent! period,! indica"ng! a! posi"ve! percep"on! by! the! capital! markets!regarding!the!evolu"on!of!its!governance. Period Apprecia#on!(base!100) January/2017 Star"ng!price 100 May/2017 End!of!the!Shareholders'!Agreement!(20! years) 128.3!(28.3%) December/2017 Migra"on!to!Novo!Mercado 165.8!(65.8%) August/2020 End! of! the! Transi"on! Agreement! (3! years) 277.0!(77.0%) 06/23/2026 Present!day 637.8!(537.8%) Source:!Economá"ca 2. Nomina#on!of!a!New!Member!to!the!Board!of!Directors In! 2019,!Mr.! José!Maurício! Pereira! Coelho,! then! President! of! Previ,!was! elected! as! a! member!of!the!Board!of!Directors!and!Chairman!of!Vale!in!April!2019. Even!in!the!face!of!a!scenario!of!high!opera"onal,!reputa"onal,!and!legal!complexity,!the! Company,!with the!support!of!its!shareholders,!presented,!between!2019!and!2021,!a! signi#cant! apprecia"on! of! its! shares,! of! approximately! 47.7%.! This! performance! reinforces! the! percep"on! that,! in! addi"on! to! the! opera"onal! recovery,! there!was! a! coordinated! e$ort! by! the! members! of! the! Board! of! Directors! and! the! Execu"ve! Commi&ee!to!strengthen!Vale's!governance!standards,!risk!management,!and!corporate! integrity. The!measures! implemented!during! this!period!demonstrate! that!Previ,! together!with! other!shareholders!and!the!remaining!members!of!the!Board!of!Directors!and!Execu"ve! Commi&ee,!played!a!relevant!role!in!strengthening!Vale's!governance,!always!guided!by! the! Company's! long-term! interests.! This! e$ort! contributed! to! the! improvement! of! internal!controls,!the!enhancement!of!ins"tu"onal!prac"ces,!and!the!consolida"on!of!a! more!robust,!resilient!governance!structure!aligned!with!the!requirements!of!a!widely- held!company. In! this!context,! it! is!possible!to!highlight! a!set! of! ini"a"ves! that! represented!concrete! advances!in!Vale's!governance!prac"ces,!with!relevant!par"cipa"on!by!Previ: · Support!for!the!appointment!of!Mr.!Eduardo!Bartolomeo!as!CEO,!a!professional! with!a!recognized!track!record,!deep!knowledge!of!the!Company,!and!a!pro#le! aligned!with!the!moment!Vale!was!experiencing. · Support! for! the! process! of! a&rac"ng! and! qualifying! execu"ves,! as!well! as! for! strengthening! the! ins"tu"onal! condi"ons! for! the! CEO's! performance! and! for! building!a!structured!execu"ve!succession. · Contribu"on!to!the!recruitment!of!highly!quali#ed!professionals,!such!as!Carlos! Medeiros,!Marcelo!Spinelli,!and!Gustavo!Pimenta,!who!subsequently!succeeded! Mr.!Bartolomeo!in!the!presidency!of!Vale. · Encouragement!of!the!review!of!the!Company's!Risk!Management!structure,!in! line! with! the! need! to! strengthen! preven"on,! control,! and! supervision! mechanisms. · Support! for! the! launch! of! Vale's! Cultural! Transforma"on! project,! an! ini"a"ve! essen"al! in! light! of! the! lessons! learned! from! the! Company's! ins"tu"onal! reconstruc"on. · Par"cipa"on!in!the!crea"on!of!the!Lead!Independent!Director!role,!implemented! during!Mr.!José!Maurício!Pereira!Coelho's!tenure,!in!an!important!movement!to! strengthen!independence!and!balance!within!the!board. · Support!for!the!crea"on!of!a!Nomina"on!Commi&ee!with!a!pro#le!compa"ble! with!widely-held!companies. The!Company's!recent!results!and!advances!should!be!understood!as!the!outcome!of!a! collegiate!e$ort,!built!over!"me!by!the!Board!of!Directors,!the!Execu"ve!Commi&ee,!and! the!reference!shareholders. In! this! context,! the! resolu"on! proposal! presented! by! Previ! cons"tutes! a! legi"mate! exercise!of!a!shareholder's!preroga"ve!in!a!widely-held!company,!guided!by!a!long-term! vision!of!the!evolu"on!of!Vale's!governance. The!nomina"on!of!Mr.!José!Maurício!Pereira!Coelho!to!the!Board!of!Directors!and!the! support!for!Mr.!Manuel!Lino!Silva!de!Sousa!Oliveira!for!the!chairmanship!of!the!collegiate! body!re*ect!the!understanding!that!the!Company!may!bene#t,!in!this!cycle,!from!a!new! leadership! arrangement,! with! reinforced! independence,! technical! depth,! and! ins"tu"onal!con"nuity. This!is!not!about!undermining!the!contribu"on!of!the!current!Chairman!of!the!Board!— who!was!originally!elected!as!a!Company!director!in!2021,!upon!Previ's!own!nomina"on.! It! is,! rather,! about! recognizing! that! good! governance! in! a! corpora"on! presupposes! legi"macy! for! renewal,! con"nuous! improvement,! and! realignment! of! leadership,! whenever! shareholders! understand! that! such! a! movement! may! be! posi"ve! for! the! crea"on!of!sustainable!long-term!value. Changes! in! the! composi"on! of! the!Board! of!Directors!during! the! term!are!absolutely! legi"mate! — and! indeed! common,! as! demonstrated! by! the! very! changes! in! the! composi"on!of!the!Company's!board!that!have!occurred!throughout!the!term!in!recent! years. Contrary!to!the!interpreta"on!given!by!the!Chairman!of!the!Board!of!Directors!(“CBD”)! in!his!statement!recorded!in!the!minutes!—which!a&empts!to!personalize!a!debate!that! should! remain! at! the! ins"tu"onal! level! — Previ's! proposal! is! not! grounded! in! any! personal! confronta"on! or! divergence,! but! rather! in! the! desire! for! a! legi"mate! ins"tu"onal!transi"on,!compa"ble!with!the!maturity!of!the!Company's!governance!and! with!the!permanent!duty!of!its!shareholders!to!pursue!what!they!understand!to be!the! best!corporate!interest. In!Previ's!analysis,!Vale's!governance!advances,!although!signi#cant!over!"me,!reveal!an! opportunity!for!con"nued!improvement.!In!comparison!with!interna"onal!players!in!the! mining!sector,!speci#cally!regarding!governance!aspects,!a!consulta"on!carried!out!with! an!informa"on!provider!shows!that!Vale!is!misaligned!with!its!peers,!as!demonstrated!in! the!following!table: Company Governance Board!Composi#on Shareholder!Rights Audit BHP 8.75 8.57 8.56 8.74 Glencore 8.37 7.64 9.21 8.06 Rio!Tinto 8.09 8.61 5.88 9.82 VALE 7.51 7.37 8.20 6.96 Source:!Bloomberg 3. Support!for!the!Chairmanship!of!Vale's!Board!of!Directors Support!for!Manuel!Lino!Silva!de!Sousa!Oliveira!for!the!Chairmanship!of!Vale's!Board!of! Directors!— a!candidate!who!obtained!a!signi#cant!favorable!vote!and!low!rejec"on!in! the!last!elec"on!for!the!collegiate!body!in!2025!— is,!in!Previ's!view,!a!natural!evolu"on! of! the! Company's! governance,! sustained! by! two! objec"ve! founda"ons:! (i)! global! experience!directly!related!to!the!mining!sector;!and!(ii)!independence!and!ability!to!act! as!a!balancing!ins"tu"onal!leader!in!a!widely-held!company. Mr.! Manuel! Lino! Silva! de! Sousa! Oliveira! has! more! than! 45! years! of! experience! in! corporate! #nance! and! strategy,! predominantly! in! the! mining! sector.!He! has! been! an! independent!member! of! the!Board! since!2021,!and!has! served! as! Lead! Independent! Director! (“LID”)! since! 2023.! The! LID! acts! as! an! alterna"ve! point! of! contact! for! shareholders,!to!understand!expecta"ons!and!percep"ons!regarding!Vale,!in!addi"on!to! ac"ng!as!a!sounding!board!for!the!CBD,!gathering!percep"ons!from!other!independent! directors!regarding!the!dynamics!of!the!collegiate!body,!and!suppor"ng!the!con"nuous! evolu"on!of!the!Board's!performance. Mr.!Manuel!Lino!Silva!de!Sousa!Oliveira!already!performs,!by!ins"tu"onal!design,!a!role! of!balance,!ac"ve!listening,!and!ar"cula"on!among!independent!directors,!shareholders,! and!the!Chairman!of!the!Board.!Therefore,!his!poten"al!eleva"on!to!the!Chairmanship! of!the!Board!would!not!represent!an!abrupt!rupture,!but!rather!the!natural!eleva"on!of! an!independent!leader!who!already!plays!a!structuring!role!in!Vale's!governance. The!#nal! report! of! the!Nomina"on! and!Governance! Commi&ee! for! the! 2025!Annual! General!Mee"ng! also! records! that! the! LID! par"cipated! in! the! listening! process!with! shareholders!and!met!more! than!16!"mes!with! the!Company's!shareholders,!both! in! joint!forums!with!the!CBD!and!members!of!the!Nomina"on!and!Governance!Commi&ee! and!Vale's!execu"ve!leadership,!and!independently. 4. Relevance!of!the!Nomina#on!and!Governance!Commi"ee!for!the!composi#on! of!the!2027/2028!Board!of!Directors Under!the!current!terms!of!the!Internal!Regula"ons!of!the!Nomina"on!and!Governance! Commi&ee,! approved! at! the! Board! of! Directors! mee"ng! held! on! July! 31,! 2025,! the! Commi&ee!must!be!composed!en"rely!of!members!of!the!Board!of!Directors,!with!an! independent!majority,!and! it! is! incumbent!upon!the!CBD!not!only!to!be!part!of! it,!but! also!to!coordinate!it.!This!modeling!implies!the!concentra"on,!by!the!Chairman!of!the! Board,!simultaneously,!of!the!leadership!of!the!collegiate!body,!the!coordina"on!of!the! forum! responsible! for! the! nomina"on! process,! and! the! ins"tu"onal! dialogue! with! shareholders!in!the!succession!context,!gran"ng!the!incumbent!a!decisive!role!in!shaping! the! next! composi"on! of! Vale's! Board! of! Directors! and! ensuring! the! integrity! of! the! succession!process. The!process!of!building!the!list!of!candidates!to!be!nominated!for!delibera"on!at!Vale! S.A.'s!Annual!General!Mee"ng!cons"tutes! a!relevant!governance!stage,!conducted!by! the! Nomina"on! and! Governance! Commi&ee,! with! the! objec"ve! of! ensuring! that! nomina"ons!are!aligned!with!the!Company's!strategic!needs. This!work,!in!turn,!involves!the!de#ni"on!of!a!matrix!of!cri"cal!competencies,!built!from! the!challenges,!priori"es,!and!characteris"cs!of!Vale's!business.!The!matrix!guides!the! iden"#ca"on!and!assessment!of!names!with!matching!pro#les,!considering!experience,! technical!skills,!strategic!vision,!independence,!diversity!of!perspec"ves,!and!capacity!for! contribu"on!to!the!collegiate!body. Thus,!the!elabora"on!of!the!list!of!candidates!is!not!merely!an!isolated!or!formal!act;!it! represents,!in!fact,!the!result!of!a!long!and!structured!process!of!analysis!and!selec"on,! which!depends!on!broad! ins"tu"onal!dialogue!and!begins!months!before! the!Annual! General!Mee"ng!—the!#nal!stage!of!this!cycle,!in!which!shareholders!will!deliberate!on! the!nominated!names. In! this! scenario,!Previ!understands! that! the!pro#le!of!Mr.!Manuel! Lino! Silva!de!Sousa! Oliveira!— with!demonstrated!experience,!independence,!and!capacity!for!ins"tu"onal! leadership!and!broad!dialogue!with!shareholders!—is!best!suited!to!conduct!this!process! of!such!great!relevance!to!the!Company. 5. Support!for!Vale's!Strategic!Planning!and!Execu#ve!Commi"ee Vale!is!going!through!an!important!moment!of!strategic!consolida"on,!with!a!focus!on! safety,! opera"onal! e+ciency,! sustainability,! capital! discipline,! and! growth! in! minerals! essen"al!to!the!energy!transi"on. Under! the! leadership! of! CEO! Gustavo! Pimenta! and! his! Execu"ve! Commi&ee,! the! Company! has! been! reinforcing! an! agenda! focused! on! long-term! value! crea"on,! combining!excellence!in!iron!ore!produc"on!with!the!advancement!in!copper!and!nickel,! strategic!assets!for!the!future!of!the!global!economy. The! current!planning!demonstrates! consistency!by!priori"zing!opera"onal! safety,! risk! management,!the!decharacteriza"on!of!dams,!socio-environmental!repara"on,!and!the! strengthening! of! internal! culture.!These! elements! are! fundamental! to!preserving! the! con#dence! of! shareholders,! employees,! communi"es,! customers,! and! other! stakeholders. Also! noteworthy! is! the! pursuit! of! greater! discipline! in! execu"on,! with! a! focus! on! produc"vity,! process! standardiza"on,! innova"on,! decarboniza"on,! and! socio- environmental!responsibility.!This!is!a!strategy!aligned!with!current!market!requirements! and!with!Vale's!role!as!a!global!mining!company. Gustavo! Pimenta's! leadership! contributes! to! this! cycle! by! combining! strategic! vision,! #nancial! experience,! proximity! to! opera"ons,! and! commitment! to! the! Company's! cultural! transforma"on.! The! Execu"ve! Commi&ee,! in! turn,! brings! together! essen"al! competencies!to!ensure!the!integrated!execu"on!of!corporate!priori"es. Thus,! suppor"ng! Vale's! current! strategic! planning! means! suppor"ng! a! safer,! more! e+cient,!sustainable,!compe""ve,!and!future-ready!company.!It!also!means!recognizing! the! importance!of! stable,! technical!execu"ve!management! commi&ed! to! responsible! and las"ng!value!crea"on. In!this!context,!Previ!expresses!its!support!for!CEO!Gustavo!Pimenta!and!Vale's!Execu"ve! Commi&ee! in! the! con"nued! execu"on! of! this! strategy,! recognizing! the! relevance! of! leadership!focused!on!long-term!value!genera"on,!opera"onal!safety,!sustainability,!and! the!strengthening!of!the!Company's!governance!and!compe""veness. Final!Considera#ons The!proposal!presented!by!Previ!contemplates!two!complementary!movements,!which! must!be!understood!in!an!ar"culated!manner:!(i)!the!nomina"on!of!Mr.!José!Maurício! Pereira!Coelho!to!serve!on!Vale's!Board!of!Directors;!and!(ii)!support!for!the!elec"on!of! Mr.!Manuel!Lino!Silva!de!Sousa!Oliveira!to!the!Chairmanship!of!the!collegiate!body.!Both! movements! re*ect! the! legi"mate! exercise! of! the!preroga"ve! of! a! relevant! long-term! shareholder! and! are! guided! by! objec"ve! criteria! of! independence,! technical! competence,!sectoral!experience,!and! alignment!with! the!sustainable! interests!of! the! Company!and!its!stakeholders. It!is!important!to!emphasize!that!this!proposal!should!not!be!interpreted!as!a!disparaging! judgment!on!any!member!of!the!Board!or!as!a!rupture!with!Vale's!recent!advances.!On! the! contrary,! the! ini"a"ve! should! be! understood! as! part! of! the! ongoing! process! of! governance!evolu"on!of a!global!corpora"on,!in!which!the!renewal!and!realignment!of! Board!leadership!cons"tute!legi"mate!instruments!of!ins"tu"onal!improvement. Previ,! as! a! relevant! shareholder! and! long-term! investor,! has! not! only! corporate! legi"macy,!but!also!the!#duciary!duty!to!con"nuously!assess!whether!the!governance! structure! of! investee! companies! remains! adequate! for! sustainable! value! crea"on.! Its! Vo"ng!Policy! establishes! that! the! elec"on!of!board!members!must!observe! technical! competence,! recognized! experience,! unblemished! reputa"on,! alignment!with! values! and!principles,!absence!of!con*icts!of! interest,!and! the!ability! to! strengthen! the!best! interests!of!the!Company,!its!shareholders,!and!other!stakeholders. Rio!de!Janeiro,!July!3,!2026 Adriana!Duarte!Chagastelles Director!of!Equity!Investments Vale S.A. CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 1 ATA DE REUNIÃO EXTRAORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 19 DE JUNHO DE 2026 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 19, 2026. 1. DATA, HORA E LOCAL: O Conselho de Administração (“CA”) se reuniu no dia 19 de junho de 2026, das 15h10min às 19h40min, na Praia de Botafogo, 186, 20º andar, na cidade do Rio de Janeiro, RJ. 1. DATE, TIME, AND PLACE: The Board of Directors ("BoD") met on June 19, 2026, from 03:10 p.m. to 07:40 p.m., at Praia de Botafogo 186, 20th floor, in the city of Rio de Janeiro, RJ. 2. MESA: Daniel André Stieler (”DS”), Presidente do CA; e Luiz Gustavo Gouvêa (“LGG”), Diretor de Governança Corporativa (“DGC”) da Vale S.A. (“Vale” ou “Companhia”), Secretário. 2. BOARD: Daniel André Stieler (”DS”), Chairman; and Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A. (“Vale” or “Company”), Secretary. 3. PRESENÇAS: 3. ATTENDANCE: 3.1 Daniel André Stieler (”DS”) – Presidente (“PCA”); 3.2 Marcelo Gasparino da Silva – Vice- Presidente (“MG”); 3.3 André Viana Madeira (“AM”); 3.4 Anelise Quintão Lara (“AL”); 3.5 Fernando Jorge Buso Gomes (“FB”); 3.6 Franklin Lee Feder (“FF”); 3.7 Heloísa Belotti Bedicks (“HB”); 3.8 Márcio Antônio Chiumento (“MC”); 3.9 Manuel Lino Silva de Sousa Oliveira (“OO”); 3.10 Rachel de Oliveira Maia (“RM”); 3.1. Daniel André Stieler (“DS”) – Chairman (“PCA”); 3.2. Marcelo Gasparino da Silva - Vice-Chairman (“MG”); 3.3. André Viana Madeira (“AM”); 3.4. Anelise Quintão Lara (“AL”); 3.5. Fernando Jorge Buso Gomes (“FB”); 3.6. Franklin Lee Feder (“FF”); 3.7. Heloísa Belotti Bedicks (“HB”); 3.8. Márcio Antônio Chiumento (“MC”); 3.9. Manuel Lino Silva de Sousa Oliveira (“OO”); 3.10. Rachel de Oliveira Maia (“RM”); Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 2/13 3.11 Reinaldo Duarte Castanheira Filho (“RC”); 3.12 Shunji Komai (“SK”); e 3.13 Wilfred Theodoor Bruijn (“WB”). 3.11. Reinaldo Duarte Castanheira Filho (“RC”); 3.12. Shunji Komai (“SK”); and 3.13. Wilfred Theodoor Bruijn (“WB”). Representando a totalidade dos membros do CA. Adicionalmente, participaram da reunião os Srs. Denis Cuenca, Diretor de Auditoria e Conformidade e Julian Chediak e Caio Machado, assessores jurídicos do CA. Representing all the members of the Board of Directors. In addition, the meeting was attended by Messrs. Denis Cuenca, Director of Audit and Compliance and Julian Chediak and Caio Machado, legal advisors of the Board of Directors. 4. ORDEM DO DIA: 4. AGENDA: 4.1. SESSÃO EXCLUSIVA: 4.1.1 Abertura da Reunião 4.1. EXCLUSIVE SESSION; 4.1.1 Meeting Opening 4.2 PAUTA DELIBERATIVA: 4.2.1 Convocação de Assembleia Geral Extraordinária para deliberação dos seguintes temas, conforme carta recebida da Previ: (i) Destituição do Conselheiro Daniel Stieler; (ii) Eleição de membro do Conselho de Administração; (iii) Eleição de Presidente do Conselho de Administração. 4.2 DELIBERATIVE AGENDA: 4.2.1 Call Notice for an Extraordinary Shareholders’ Meeting to the following matters, as per the letter received from Previ: i) Removal of Board Member Daniel Stieler; ii) Election of a Member of the Board of Directors; ii) Election of the Chair of the Board of Directors. 5.1 SESSÃO EXCLUSIVA: 5.1. EXCLUSIVE SESSION: 5.1.1 ABERTURA DA REUNIÃO – O PCA, DS, abriu a reunião discorrendo sobre a ordem do dia, informando que a presente reunião extraordinária foi convocada em 5.1.1 MEETING OPENING – The PCA, DS, opened the meeting by discussing the agenda, informing that this extraordinary meeting was called in response to the Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 3/13 atendimento ao requerimento da acionista Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”) para convocação de Assembleia Geral Extraordinária para deliberar sobre as seguintes matérias: i. destituição do Conselheiro DS, ii. indicação de conselheiro e, iii. caso aprovada a matéria prevista no item i., eleição de PCA. Passou então à leitura da citada carta encaminhada pela Previ, constante do Anexo 1 a esta ata, em sua íntegra, para os presentes. Na sequência, informou que o Comitê de Indicação e Governança (“CIG”) se reuniu na véspera, dia 18 de junho, para discutir o tema, considerando suas atribuições quanto a discussões envolvendo a governança da Companhia e a indicação de candidatos ao CA. Neste contexto, por recomendação de DS, LGG passou a ler a minuta da ata da reunião do CIG de 18 de junho, tendo DS ressaltado que, dado o prazo exíguo desde sua realização, a mesma se encontra em validação. Prosseguindo, DS passou então a ler manifestação, de sua autoria, constante do Anexo 2 a esta ata, endereçando sua visão a respeito do teor da carta da Previ, sua participação acionária e representação atual no Conselho e request of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ ("Previ") to send a call notice for an Extraordinary General Meeting to resolve on the following matters: i. dismissal of DS of the Director position, ii. appointment of a Director and, iii. if the matter provided for in item i. is approved, election of PCA. Then, DS proceeded to read the aforementioned letter sent by Previ, contained in Annex 1 to these minutes, in its entirety, to those present. Subsequently, he informed that the Nomination and Governance Committee ("CIG") met the day before, June 18, to discuss the topic, considering its attributions regarding discussions involving the Company's governance and the nomination of candidates to the Board of Directors. In this context, on the recommendation of DS, LGG began to read the minutes of the CIG meeting of June 18, and DS emphasized that, given the short period since it was held, it is being validated. Continuing, DS then proceeded to read a statement of his authorship, contained in Annex 2 to these minutes, addressing his view regarding the content of Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 4/13 questões relacionadas à governança e estratégia da Vale e Matriz de Competências do CA. Previ's letter, its shareholding and current representation on the Board and issues related to Vale's governance and strategy and the Board of Directors' Competency Matrix. 5.2 PAUTA DELIBERATIVA: 5.2. DELIBERATIVE AGENDA: 5.2.1 CONVOCAÇÃO DE ASSEMBLEIA GERAL EXTRAORDINÁRIA PARA DELIBERAÇÃO DOS SEGUINTES TEMAS, CONFORME CARTA RECEBIDA DA PREVI: (I) DESTITUIÇÃO DO CONSELHEIRO DANIEL STIELER; (II) ELEIÇÃO DE MEMBRO DO CONSELHO DE ADMINISTRAÇÃO; (III) ELEIÇÃO DE PRESIDENTE DO CONSELHO DE ADMINISTRAÇÃO – Inicialmente, com o parecer favorável do CIG, o CA aprovou, por unanimidade, por considerar atendidos os requisitos legais, a convocação de Assembleia Geral Extraordinária, por requerimento da Previ, para deliberar sobre: i. Destituição do Sr. Daniel André Stieler do cargo de membro do Conselho de Administração; ii. Caso seja aprovada a matéria constante do item i. acima, eleição de novo membro do Conselho de Administração para cumprir o prazo de gestão até a Assembleia Geral Ordinária a ser realizada em 2027; e. 5.2.1 CALL NOTICE FOR AN EXTRAORDINARY SHAREHOLDERS’ MEETING TO THE FOLLOWING MATTERS, AS PER THE LETTER RECEIVED FROM PREVI: I) REMOVAL OF BOARD MEMBER DANIEL STIELER; II) ELECTION OF A MEMBER OF THE BOARD OF DIRECTORS; III) ELECTION OF THE CHAIR OF THE BOARD OF DIRECTORS – Initially, with the favorable opinion of CIG, the Board of Directors unanimously approved, considering that the legal requirements had been met, the call notice of an Extraordinary General Meeting, at the request of Previ, to resolve on: i. Dismissal of Mr. Daniel André Stieler from the position of member of the Board of Directors; ii. If the matter contained in item i. above is approved, election of a new member of the Board of Directors to meet the term of office until the Annual General Meeting to be held in 2027; e. iii. If the matter contained in Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 5/13 iii. Caso seja aprovada a matéria constante do item i. acima, eleição do Presidente do Conselho de Administração. Destarte, fica consignado que, em atendimento à correspondência encaminhada à Companhia, em 11/06/2026, pela Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, acionista titular de 7,01% do capital social da Vale, requerendo a convocação de Assembleia Geral Extraordinária, conforme Fato Relevante divulgado ao mercado na mesma data, o CA aprovou, por unanimidade e com o parecer favorável do CIG, a convocação da Assembleia Geral Extraordinária a se realizar em 22/07/2026, às 10h, de modo exclusivamente digital pela plataforma TEN. Os documentos relativos às matérias constantes da ordem do dia serão divulgados oportunamente ao mercado. Prosseguindo, o CA passou então a discutir a destituição do Conselheiro DS. DS inicialmente ressaltou seu pedido ao CIG para que LGG, Diretor de Governança Corporativa (“DGC”), apresentasse a evolução da governança da Companhia e da atuação do CA diante dos aspectos constantes da carta apresentada item i. above is approved, election of the Chairman of the Board of Directors. Thus, it is hereby stated that, in compliance with the correspondence sent to the Company on June 11, 2026, by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, a shareholder holding 7.01% of Vale’s capital stock, requesting the call of an Extraordinary Shareholders’ Meeting, as disclosed to the market through a Material Fact released on the same date, the Board of Directors approved, unanimously and with the favorable opinion of the CIG, the call of an Extraordinary Shareholders’ Meeting to be held on July 22, 2026, at 10:00 a.m., exclusively in digital format through the TEN platform. The documents related to the matters included in the agenda will be duly disclosed to the market in due course. Continuing, the Board of Directors then proceeded to discuss the dismissal of Director DS. DS initially highlighted its request to the CIG for LGG, Director of Corporate Governance ("DGC"), to present the evolution of the Company's governance and the performance of the Board of Directors in view of the aspects contained in the letter Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 6/13 pela Previ, uma vez que diz respeito à atuação de todos, como colegiado. Neste contexto, os Conselheiros destacaram o forte acompanhamento da atuação do CA, com respectivos indicadores, e a avaliação do CA, realizada pela consultoria independente Korn Ferry, que aponta a sólida evolução do CA, passando, nos últimos anos, do estágio “intermediário” a “estratégico”, e da governança da Companhia, além do atingimento, pela Vale, pelos 2 últimos anos consecutivos, de 100% das práticas recomendadas pelo Código Brasileiro de Governança Corporativa conforme Informe de Governança arquivado junto à CVM. DS adicionou que realizou recente roadshow com investidores brasileiros e estrangeiros, junto com MG e OO, sendo reconhecida a evolução na governança da Companhia, sua transparência, valorização do contato direto com o CA, estabilidade, foco estratégico, evolução cultural e robustez financeira, além da cooperação entre o CA e o management, dentre outros itens de feedback positivo. LGG passou então a apresentar a evolução da governança corporativa da Companhia no período 2023- 2026, conforme Anexo 3 à presente presented by Previ, since it concerns the performance of all, as a collegiate body. In this context, the Board Members highlighted the strong monitoring of the performance of the Board of Directors, with respective indicators, and the evaluation of the Board of Directors, carried out by the independent consulting firm Korn Ferry, which points to the solid evolution of the Board of Directors, passing, in recent years, from the "intermediate" to the "strategic" stage, and the Company's governance, in addition to the achievement, by Vale, for the last 2 consecutive years, 100% of the practices recommended by the Brazilian Code of Corporate Governance, according to the Governance Report filed with CVM. DS added that it held a recent roadshow with Brazilian and foreign investors, together with MG and OO, recognizing the evolution in the Company's governance, its transparency, appreciation of direct contact with the Board of Directors, stability, strategic focus, cultural evolution and financial robustness, in addition to the cooperation between the Board of Directors and management, among other items of positive feedback. LGG then went on to present the evolution of the Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 7/13 ata. Ao fim da apresentação, DS leu aos demais membros do CA a carta do CEO divulgada no âmbito da convocação da Assembleia Geral Ordinária de 2026, destacando os avanços dos negócios e segurança da Vale, dentre outros, com consistência e disciplina, evoluindo suas práticas, aprofundando o engajamento com stakeholders e aprimorando a transparência da Companhia. No âmbito dos debates, Julian Chediak (“JC”), Assessor do CA, esclareceu aos Conselheiros ser recomendável que o CA se manifeste sobre os itens da ordem do dia da Assembleia, conforme entendimento da CVM, acrescentando que tal manifestação visa prover aos acionistas esclarecimentos sobre cada um dos itens a serem deliberados em sede de Assembleia. Adicionalmente, JC informou as principais premissas constantes da Política de Gestão de Conflitos de Interesses da Companhia, segundo as quais qualquer membro que se considere conflitado em uma discussão deve se declarar como tal e, caso não o faça, outra pessoa presente poderá apontar a situação. Neste contexto, nenhum membro do CA declarou-se conflitado, não tendo Company's corporate governance in the 2023-2026 period, as shown in Annex 3 to these minutes. At the end of the presentation, DS read to the other members of the Board of Directors the letter from the CEO released as part of the call for the 2026 Annual General Meeting, highlighting the advances in Vale's business and safety, among others, with consistency and discipline, evolving its practices, deepening engagement with stakeholders and improving the Company's transparency. Within the scope of the debates, Julian Chediak ("JC"), legal counsel to the Board of Directors, clarified to the Board Members that it is recommended that the Board of Directors express its opinion on the items on the agenda of the Meeting, as understood by CVM, adding that such statement aims to provide shareholders with clarifications on each of the items to be resolved at the Meeting. In addition, JC informed the main premises contained in the Company's Conflict of Interest Management Policy, according to which any member who considers himself conflicted in a discussion must declare himself as such and, if he does not do so, another person present may point out the situation. Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 8/13 havido apontamentos adicionais de outros membros a respeito. Os Conselheiros passaram então a discutir o item i. da pauta: destituição do Conselheiro DS, tendo sido debatidas, neste contexto, percepções de estranhamento e intempestividade da carta apresentada pela acionista Previ, a despeito de sua legitimidade, e que as apresentações e fatos trazidos na presente reunião demonstram como o CA e o PCA vem atuando ao longo dos últimos anos. Após debate, considerando as abstenções de voto manifestadas pelos Conselheiros FB, OO e SK, o CA, por maioria (9 votos de um total de 10, com voto contrário do Conselheiro MC) entendeu por recomendar à Assembleia a rejeição da destituição de DS. Ficam registrados anexos à presente ata os votos dos Conselheiros DS, MC e MG constantes dos Anexos 2 e 4 à presente ata. No âmbito de tais debates, os Conselheiros reafirmaram a importância da estrita confidencialidade das discussões ora havidas, inclusive diante dos deveres de diligência e lealdade. In this context, no member of the Board of Directors declared himself conflicted, and there were no additional notes from other members in this regard. The Board Members then proceeded to discuss item i. of the agenda: dismissal of the Board Member DS, and in this context, perceptions of estrangement and untimeliness of the letter presented by the shareholder Previ were discussed, despite its legitimacy, and that the presentations and facts brought at this meeting demonstrate how the Board of Directors and the PCA have been acting over the last few years. After debate, considering the abstentions from voting expressed by Directors FB, OO and SK, the Board of Directors, by majority (9 votes out of a total of 10, (with contrary vote of Director MC) decided to recommend to the Extraordinary Shareholders’ Meeting the rejection of DS's dismissal. The votes of the DS, MC and MG Directors, listed in Annex 2 and 4 to these minutes, are recorded as annexed to these minutes. In the context of these debates, the Board Members reaffirmed the importance of strict confidentiality of the discussions that have taken Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 9/13 Em continuação, o CA passou a debater o item ii. da pauta: eleição de membro do Conselho de Administração. DS informou que o CIG se posicionou, em reunião realizada em 18 de junho, por maioria, no sentido de indicar a candidata Sra. Ieda Gomes Yell, por ter sido avaliada e selecionada no âmbito do Processo de Indicação conduzido pelo CIG para o mandato em curso. O CA debateu o tema, iniciando pelo candidato indicado pela acionista Previ, Sr. Jose Mauricio Pereira Coelho (qualificação constante do Anexo 5 à presente ata), reconhecendo que o mesmo reúne características que o habilitariam a ocupar a posição de conselheiro da Vale, caso eleito pelos acionistas. No entanto, dado que não foi avaliado à luz do Processo de Indicação formal da Vale, nos termos de sua governança, o CA, por maioria, entendeu por não se posicionar a respeito. Prosseguindo, o CA passou então a discutir o perfil da Sra. Ieda Gomes Yell e, considerando ter sido avaliada e selecionada nos termos do Processo de Indicação da Vale, em linha com a Política de Administradores e governança da Vale e, ainda, sua disponibilidade para a posição, além place herein, including in view of the duties of diligence and loyalty. Continuing, the Board of Directors began to debate item ii. of the agenda: election of a member of the Board of Directors. DS informed that CIG took a position, in a meeting held on June 18, by majority, in order to indicate the candidate Ms. Ieda Gomes Yell, as she had been evaluated and selected within the scope of the Nomination Process conducted by the CIG for the current term. The Board of Directors discussed the issue, starting with the candidate indicated by the shareholder Previ, Mr. Jose Mauricio Pereira Coelho (qualification contained in Annex 5 to these minutes), recognizing that he has characteristics that would qualify him to occupy the position of Vale’s Director, if elected by the shareholders. However, given that he was not evaluated in light of Vale's formal Nomination Process, under the terms of its governance, the Board of Directors, by majority, decided not to take a position on the matter. Continuing, the Board of Directors then proceeded to discuss the profile of Ms. Ieda Gomes Yell and, considering that she had been evaluated and selected under the terms of Vale's Nomination Process, Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 10/13 de reforço da diversidade e da complementariedade de competências do colegiado advindos de sua indicação, o CA, por maioria (8 votos de um total de 13, com votos contrários de HB, MC, OO, RC e SK) optou por indicar, para deliberação dos acionistas em sede de Assembleia Geral, o nome da Sra. Ieda Gomes Yell (qualificação constante do Anexo 6 à presente ata) para a posição de membro do CA, caso aprovada pelos acionistas a matéria constante do item i da pauta da Assembleia. Por fim, passando ao item iii. da pauta: eleição de Presidente do Conselho de Administração, o PCA pediu aos Conselheiros que manifestassem se teriam interesse em se candidatar à posição, ao que o Conselheiro MG respondeu afirmativamente, tendo o conselheiro OO confirmado sua candidatura a Presidente do CA, em linha com o texto contido na carta da acionista Previ. O CA passou então a debater o tema, tendo os Conselheiros reconhecido que todos os membros do colegiado reúnem características para assumir a posição de Presidente do CA e, deliberando, por unanimidade, com abstenção de MG e OO, encaminhar à Assembleia os in line with Vale's Management and Governance Policy, and also her availability for the position, in addition to reinforcing the diversity and complementarity of the collegiate competencies arising from her appointment, the Board of Directors, by majority (8 votes out of a total of 13, with contrary votes of Directors HB, MC, OO, RC and SK) chose to indicate, for shareholders' deliberation at the Shareholders' Meeting, the name of Ms. Ieda Gomes Yell (qualification set out in Exhibit 7 to these minutes) for the position of member of the Board of Directors, if approved by the shareholders the matter contained in item i of the Meeting's agenda. Finally, moving on to item iii. of the agenda: election of Chairman of the Board of Directors, the PCA asked the Board Members to express whether they would be interested in applying for the position, to which the Board Member MG replied affirmatively, with Board Member OO confirming his candidacy for Chairman of the Board of Directors, in line with the text contained in the letter from the shareholder Previ. The Board of Directors then began to debate the topic, and the Board Members recognized that all members of the board meet the Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 11/13 nomes de MG e OO para eleição de Presidente do CA, caso seja aprovada a matéria constante do item i. da ordem do dia do conclave, por terem os dois, MG e OO, manifestado interesse em se candidatar à posição. Antes de ser dada por concluída a reunião, o CA debateu cenários de data para realização da Assembleia Geral Extraordinária tendo, por maioria (10 votos de um total de 13, com votos contrários dos Conselheiros AV, DS e MG) aprovado sua realização no dia 22 de julho. Neste contexto, JC informou que a convocação da Assembleia será realizada na presente data, em linha com o requerimento da Previ, sendo que a documentação legal e regulatória será produzida nos próximos dias para divulgação ao mercado. Por fim, o CA reafirmou a importância da confidencialidade dos presentes debates e da comunicação adequada das deliberações ora havidas junto aos stakeholders da Companhia, tendo o Sr. Denis Cuenca ressaltado que eventuais roadshows prévios à Assembleia devem observar as premissas constantes do Regimento Interno do characteristics to assume the position of President of the Board of Directors and, deliberating, unanimously, with MG and OO abstaining, forward to the Shareholders Meeting the names of MG and OO for the election of President of the Board of Directors, if the matter contained in item i. of the agenda is approved by the shareholders, because both MG and OO have expressed interest in applying for the position. Before the meeting was concluded, the Board of Directors discussed date scenarios for the Extraordinary General Meeting and, by majority (10 votes out of a total of 13, with contrary votes of Directors AV, DS and MG), approved its holding on July 22. In this context, JC informed that the convening of the Meeting will be held on this date, in line with Previ's request, and the legal and regulatory documentation will be produced in the coming days for disclosure to the market. Finally, the Board of Directors reaffirmed the importance of the confidentiality of the present debates and the adequate communication of the deliberations now made with the Company's stakeholders, and Mr. Denis Cuenca emphasized that any roadshows prior to the Meeting must Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 12/13 CA, Estatuto Social e Políticas da Companhia. Referência: Cartas Previ 11.06.2026 e 14.06.2026 e materiais anexos. comply with the premises contained in the Internal Regulations of the Board of Directors, Bylaws and Company Policies. Reference: Previ Letters 06.11.2026 and 06.14.2026 and support materials. 5 ENCERRAMENTO: Cumprida a agenda do dia, e nada mais havendo a tratar, o PCA agradeceu a participação de todos e deu por encerrada a reunião, lavrando-se a presente ata. Fica ressaltado que, caso haja qualquer discrepância entre a ata em português e sua tradução livre para o inglês, a ata em português sempre prevalecerá. Da mesma forma, os documentos e apresentações em português que embasaram os assuntos tratados nesta reunião prevalecerão, em caso de divergência, sobre a suas respectivas versões em inglês, todos disponibilizados e arquivados no Portal de Governança. Rio de Janeiro, 19 de junho de 2026. 5. CLOSING: Having completed the agenda for the day, and with no further business to discuss, the PCA thanked everyone for their participation and closed the meeting, drawing up these minutes. It is emphasized that, if there is any discrepancy between the minutes in Portuguese and their free translation into English, the minutes in Portuguese will always prevail. Likewise, the documents and presentations in Portuguese that supported the matters discussed at this meeting will prevail, in case of divergence, over their respective English versions, all made available and filed on the Governance Portal. Rio de Janeiro, June 19, 2026. ________________________________ Daniel André Stieler Presidente / Chairman ________________________________ Marcelo Gasparino da Silva Vice-Presidente / Vice-Chairman Continuação da Ata de Reunião Extraordinária do CA da Vale realizada no dia 19/06/2026 Continuation of the Minutes of the Extraordinary Meeting of the Board of Directors of Vale held on 06/19/2026 13/13 ________________________________ André Viana Madeira Conselheiro / Director ________________________________ Anelise Quintão Lara Conselheira / Director ________________________________ Fernando Jorge Buso Gomes Conselheiro / Director ________________________________ Franklin Lee Feder Conselheiro / Director ________________________________ Heloísa Belotti Bedicks Conselheira / Director ________________________________ Márcio Antônio Chiumento Conselheiro / Director ________________________________ Manuel Lino Silva de Sousa Oliveira Conselheiro / Director ________________________________ Reinaldo Duarte Castanheira Filho Conselheiro / Director ________________________________ Rachel de Oliveira Maia Conselheira / Director ________________________________ Shunji Komai Conselheiro / Director ________________________________ Wilfred Theodoor Bruijn Conselheiro / Director ________________________________ Luiz Gustavo Gouvea Secretário / Secretary To Vale S.A. Attn.: Board of Directors Ref.: Request to call an Extraordinary General Meeting Dear Sirs, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, in its capacity as a shareholder of Vale S.A. ("Vale" or the "Company"), holder of 7.01% of the Company's share capital, pursuant to Articles 121, 122, item II, 123, sole paragraph, (c), of Law No. 6,404/1976 (the "Brazilian Corporate Law") and CVM Resolution No. 70/2022, hereby respectfully requests that an Extraordinary General Meeting be called to deliberate on the following matters: (i) the removal of Mr. Daniel André Stieler from the position of member of the Board of Directors; (ii) the appointment of Mr. José Mauricio Pereira Coelho as a full member of the Board of Directors, to complete the current term of office; and, if the matter set forth in item (i) is approved, (iii) the election of the Chair of the Board of Directors. This request is based on the need to improve the Company's corporate governance, as well as to strategically align the actions of the Board of Directors with the creation of sustainable long-term value, also considering the Critical Competencies Matrix of the Board of Directors. On this same occasion, we declare our support for the nomination of Mr. Manuel Lino Silva de Sousa Oliveira for the position of Chair of Vale's Board of Directors, as we understand that the potential conduct of such office will contribute positively to: • strengthening governance practices; • improving strategic management; • alignment with the interests of shareholders and stakeholders. In view of the above, the following is requested: 1. Formal receipt of this request; 2. Adoption of the necessary measures for the calling of the Extraordinary General Meeting, pursuant to the applicable legislation, the Company's Bylaws and internal rules, including the Officers Policy; 3. Inclusion of the matters described above in the agenda of the meeting. In compliance with Articles 3 and 7 of Annex K to CVM Resolution No. 80/2022 ("CVM Resolution 80") and Article 11, item I, of CVM Resolution No. 81/2022, Previ encloses with this request: (i) a statement by Mr. José Mauricio Pereira Coelho that he meets the requirements provided for in Article 147 of the Brazilian Corporate Law to hold office; (ii) the candidate's résumé, containing his qualifications; (iii) the information regarding the candidate provided for in items 7.3 to 7.6 of the Reference Form; and (iv) his statement of compliance with the independence criteria set forth in Annex K to CVM Resolution 80, in the Novo Mercado Regulation and in the Company's Bylaws. No further matters for the moment, we renew our highest regards. Rio de Janeiro, 11 June 2026 Adriana Duarte Chagastelles Director of Participations [20:25, 19/06/2026] Daniel Stieler: “I am not here to defend a personal position. I am here to defend the importance of decisions based on facts, governance, and the best interests of the Company.” This statement may be repeated several times throughout the defense. The situation goes beyond a simple “change in leadership” and may evolve into a potential scenario involving Abuse of Rights and Breach of Disclosure Duties, should the formal justifications prove to be materially inconsistent with the factual reality. As a preliminary matter, it is important to clarify that Previ’s request for removal, coupled with the nomination of another director, is not supported by the shareholding stake it currently holds. The other shareholders with ownership stakes equivalent to Previ’s each have only one nominated member. Furthermore, my independent status has already been formally declared since the last Shareholders’ Meeting. 1. The Conflict Between the Ad Nutum Right and Material Truth Although Article 140 of Brazilian Corporate Law (Law No. 6,404/76) grants shareholders the right to remove directors at any time and without cause (ad nutum), such right is not absolute when exercised within the framework of a publicly held company with dispersed ownership (corporation). If Previ presents specific justifications—such as the need to strengthen corporate governance, strategic alignment of the Board of Directors with the creation of sustainable long-term value, consideration of the Board’s Critical Competencies Matrix, enhancement of governance practices, improvement of strategic management, alignment with the interests of shareholders and stakeholders, or a purported “need for strategic improvement”—it links the ethical and, to some extent, legal validity of the act to those stated reasons. Such allegations may be challenged by positive performance indicators, the absence of proceedings, and a constructive relationship with the Board, thereby rendering the official justification an administrative misrepresentation of facts. 2. Abuse of Voting Rights (Article 115 of the Brazilian Corporate Law – Law No. 6,404/1976) The assessment of leadership should be grounded in objective indicators. The Company has demonstrated consistent progress in operational efficiency, capital discipline, shareholder returns, and significant advancements in sustainability and safety. Naturally, there are always opportunities for improvement. No organization is ever fully complete. The key issue is whether a leadership transition at this point would create greater value than the risks inherently associated with such a transition during a favorable operational and strategic cycle. Shareholders must exercise their voting rights in the best interests of the Company. A request to remove a Chairman of the Board that is not supported by facts may constitute a potential misuse of power. Harm to the Corporate Interest: Removing an effective leader under false pretenses may be interpreted as an act intended to serve the particular interests of a shareholder to the detriment of the Company’s interests, thereby constituting an abuse of voting rights. 3. Disclosure Responsibility (CVM Resolution No. 80/2022) The Brazilian Securities and Exchange Commission (CVM) requires that information disclosed to the market be truthful, complete, consistent, and not misleading to investors. Accordingly, the Company’s officers and the Company itself have a responsibility to ensure that the information disclosed in the Notice of Call for the Extraordinary Shareholders’ Meeting is accurate and reliable, avoiding the dissemination of justifications that do not reflect the Company’s actual performance indicators and institutional assessments. The uncritical reproduction of an isolated statement by a particular shareholder does not exempt the Company from its duty to provide accurate information, as required in the domestic and international markets in which it operates. Such an anomaly could expose the Company to administrative inquiries by the CVM and even judicial measures brought by other shareholders who may consider themselves harmed by artificially created instability. 4. The Governance Paradox My actions have always been subject to the control and evaluation mechanisms established by the Company. Throughout this period, there have been no formal findings indicating misconduct, noncompliance, or material governance failures. Naturally, every director is subject to criticism and evaluation. This is healthy. What I consider important is that such evaluations be based on verifiable facts and objective criteria. Accordingly, Previ’s argument that the replacement is intended to “strengthen governance” becomes contradictory if the process disregards the established performance evaluation procedures. If a director has received positive assessments through the Company’s governance structures, ignoring institutional information in order to carry out a politically motivated removal constitutes, by definition, a weakening—not a strengthening—of governance. 5. Strategic Assessment of the Situation It is not my role to speculate about motivations. My role is to analyze the grounds presented. In governance matters, the greater the impact of a decision, the greater the consistency required in its underlying rationale. My sole concern is that any decision of this nature be aligned with the Company’s best interests and supported by objective, transparent, and verifiable elements. 6. Executive Assessment The absence of a requirement for cause in a removal (ad nutum) is accompanied by a duty of truthfulness whenever reasons are expressly stated: shareholder discretion is subject to the overriding limits imposed by the doctrine of determining facts and the principle of objective good faith. The assessment is that this situation may have moved beyond the boundaries of ordinary corporate law and entered the realm of abuse of voting power and potential regulatory violations. If the stated justifications are false or materially weak, the removal ceases to be a legitimate exercise of shareholder rights and may become an act subject to annulment or compensation, as it violates the duties of loyalty owed to the Company and the transparency required by the capital markets. Raposa Serra do Sol (RO) Photo: Max Levay VALE’s Board of Directors Corporate Governance E v o l u t i o n 2 0 2 3- 2 0 2 6 Photo: Ricardo Teles 18 JUNE 2026 In line with Vale’s Bylaws and its Internal Regulations, the Board of Directors (CA) acts as the guardian of the Company’s strategy, safety and sustainable value creation, aligned with global best practices in corporate governance and in a diligent and ethical manner. The CA Evolution Plan seeks to enhance corporate governance practices, advance strategy / strategic topics and foster closer communication with key stakeholders: Integration with Vale Executive Committee Dialogue with authorities and international bodies Closer engagement with investors, clients and strategic partners Presence in Vale communities and operations Directors in Action Program, CA Institutional Plan and Training Plan VALE Corporate Governance | Evolution 2023 - 2026 Vale Strategy I. Definition of Strategic Topics, aligned with the Company’s senior leadership, with in-depth discussions by the Board in adherence to the established Work Plan II. Ongoing oversight of the execution of Vale Strategy 2030, aligned with superior portfolio positioning, disciplined operational performance and commitment to safety, sustainability and operational stability, with emphasis on: a. Iron Ore Solutions, with progress in structuring projects (such as Vargem Grande, Capanema and the Novo Carajás Program) and diversification of Vale’s product portfolio, with a customer focus b. Base Metals, with copper expansion in Carajás and the strategic redesign of the nickel business c. Progress in reparations, with completion of 81% of commitments executed in the Brumadinho reparation and significant progress on the compensation, environmental and resettlement fronts in the Mariana reparation d. Progress in tailings and dam safety management, including implementation of the GISTM in 100% of tailings dams and fulfillment of the public commitment to have no structure at emergency level 3 e. Oversight of risk and financial asset management VALE Corporate Governance | Evolution 2023 - 2026 People, Cultural Evolution & Corporate Governance (I / III) I. Conduct of the CEO succession process, which culminated in the unanimous approval of Gustavo Pimenta as Vale CEO, in strict compliance with the Company’s governance processes II. Approval of the Company’s new organizational structure, in line with its strategic planning and purpose, with clarity in the definition of roles and responsibilities III. Recomposition of Vale’s Executive Committee IV. Conduct of the Company’s leadership succession plan, carried out with technical rigor and transparency, aiming at an increasingly qualified and secure decision-making process, aligned with Vale’s purpose V. Conduct of the BoD Nomination Process for the 2025-2027 term, culminating in the full approval of the proposal by Vale’s shareholders and ensuring the continuity of the Company’s governance evolution, with emphasis on: a. Renewal of BoD composition and reinforcement of strategic profiles and experiences relevant to the Company, especially in the mining, finance and sustainability sectors b. Review and update of the BoD Critical Competencies Matrix, aiming to strengthen the competencies required of the collegiate body and its alignment with Vale’s strategic challenges VALE Corporate Governance | Evolution 2023 - 2026 People, Cultural Evolution & Corporate Governance (II / III) VI. Structured onboarding program for the new collegiate body, aimed at boosting its integration into the business and operations context, Vale culture and governance dynamics, in order to catalyze Directors’ performance VII. BoD support to Vale management in the voluntary adoption of the Sustainability-Related Financial Information Report since 2025 VIII.Reinforcement of the BoD strategic agendas and governance for Strategic Topics, focused on optimizing meeting dynamics and strengthening the role of the Advisory Committees IX. Evolution of the Company’s Corporate Policies framework as an instrument of cultural transformation, with emphasis on the Conflict of Interest Management Policy, Anti-Corruption Policy, Climate Change Policy, Risk Management Policy and Human Rights Policy VALE Corporate Governance | Evolution 2023 - 2026 People, Cultural Evolution & Corporate Governance (III / III) X. Directors in Action Program, reinforcing the integration of the BoD with Vale executives, operations, businesses and stakeholders and with strategic priorities XI. Monitoring of the Energy Transition Metals business through VBM and evolution of governance between Vale and VBM XII. Reinforced monitoring of the governance and management of strategic companies brought under direct oversight, such as Samarco XIII.Monitoring of the Company’s People Strategy and cultural evolution, which culminated in the evolution of the Cultural Narrative, aligned with Vale’s strategic drivers, continuing the cultural transformation journey and strengthening the sense of belonging and adherence to Vale’s strategy XIV.Monitoring of the Company’s communication strategies before different stakeholders and institutional engagement As a result of the evolution of governance practices, Vale’s Governance Report has, since 2024, achieved 100% adherence to the practices recommended by the Brazilian Corporate Governance Code VALE Corporate Governance | Evolution 2023 - 2026 Board of Directors: key 2025 figures for the CA and Advisory Committees Period: Jan to Dec/2025 ¹ Assumptions adopted in this material: Agenda items titled “Opening”, “Break”, “Closing”, “Lunch” and “Executive Session” were removed | Average of 10 pages per minutes used to calculate the total minutes volume ~900items ¹ • 675 informatives • 225 deliberatives ~1340 minutes pages ¹ 808demands registered ~13.189 pages of materials provided for meetings 118 meetings (71 Ord. + 20 Extra): • 21 BoD • 97 Committees ~377hours in duration • ~95 hours BoD • ~282 hours Committees 29visits and representations, being 9 internationals of Directors in Action Program, Institutional Plan and BoD Capacitation Strategic Plan • 2 meetings exclusives of PE: 29/05 and 02/10 Proxy Ratings 2023 Proxy Ratings 2025 Evolution in international governance ratings Proxy Ratings 2026 Vale’s governance progress has been recognized by proxy advisors and international rating agencies VALE Corporate Governance | Evolution 2023 - 2026 Board of Directors Assessment In the CA 2026 annual assessment, Korn Ferry recorded Vale’s CA evolution from Intermediate Stage to Mature, transitioning to Strategic. VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2023) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2023) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2025) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2025) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition VALE Corporate Governance | Evolution 2023 - 2026 Evolution of the CA Competencies Matrix (2025) The Board has been improving its competencies matrix and prioritizing those most critical to the Company’s strategy and business in its composition 2025 – Review Example VALE Corporate Governance | Evolution 2023 - 2026 Directors in Action Program, CA Institutional Plan and Training Plan Initiatives launched in 2023 to strengthen governance by integrating the Board, management, operations, business and Vale stakeholders, aligned with strategic guidelines; In 2025, the focus was on directors’ onboarding, global technical visits and participation in international forums, broadening the collegiate body’s knowledge and reinforcing Vale’s global positioning. List of visits, Institutional Events and Participants in 2025: VALE Corporate Governance | Evolution 2023 - 2026 Directors in Action Program, CA Institutional Plan and Training Plan For 2026, as part of the Program’s continuous evolution, the proposal now also considers interaction sessions with Investors, in addition to literacy sessions for the Board on topics aligned with the Company’s strategic priorities and challenges. Planning of visits, Institutional Events and Participants in 2026: VALE Corporate Governance | Evolution 2023 - 2026 VALE Corporate Governance | Evolution 2023 - 2026Classification: Confidential Vale S.A. Publicly Held Company CNPJ No. 33.592.510/0001-54 NIRE 33.300.019.766 VOTING STATEMENT Ref. Meeting of the Board of Directors of Vale S.A. Board member Marcio Antonio Chiumento (the “Board Member”), in his capacity as a member of the Board of Directors of Vale S.A. (“Vale” or the “Company”), hereby submits this voting statement to the table of the Meeting of the Board of Directors, held on 19 June 2026, at 3:00 p.m. (“BOD Meeting”), requesting that it be received by the Table and filed at the Company’s headquarters. The BOD Meeting was called to deliberate on the calling of an Extraordinary General Meeting of the Company’s shareholders (“EGM”), pursuant to the request to call an EGM submitted by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, a shareholder holding 6.92% of the Company’s share capital (“Previ”), on 11 June 2026, based on Article 123, sole paragraph, (c), of Law No. 6,404/76 (the “Brazilian Corporate Law”). The aforementioned provision of the Brazilian Corporate Law states that shareholders representing at least 5% (five percent) of the share capital may call the General Meeting when the managers fail, within 8 (eight) days, to comply with a duly substantiated request for calling it, indicating the matters to be addressed. CVM Resolution No. 70 reduces such percentage according to the issuer’s share capital, which in the case of the Company is 1% (one percent). In the specific case, Previ requested the calling of the EGM to deliberate on: (i) the removal of Mr. Daniel André Stieler from the position of member of the Board of Directors; (ii) the appointment of Mr. José Mauricio Pereira Coelho as a full member of the Board of Directors, to complete the current term of office; and, if the matter set forth in item (i) above is approved, (iii) the election of the Chair of the Board of Directors. Previ based the request on the need to improve the Company’s corporate governance, as well as to strategically align the actions of the Board of Directors with the creation of sustainable long-term value. In its request, Previ also declared support for the nomination of Mr. Manuel Lino Silva de Sousa Oliveira for the position of Chair of the Board of Directors, on the understanding Classification: Confidential that his possible conduct would contribute positively to strengthening governance practices, improving strategic management, and aligning with the interests of shareholders and stakeholders. There is no doubt that the request complies with the requirements set forth in the Brazilian Corporate Law and in CVM regulations for the calling of the EGM. After all, Previ holds an equity interest well above the minimum required shareholding, and the request was based on the improvement of the Company’s corporate governance practices, in addition to the fact that the matters fall within the competence of the General Meeting of shareholders. In cases such as this, the Board of Directors must carry out a formal and objective analysis of the request in order to verify whether it meets the legal requirements for calling the General Meeting, namely: the existence of (1) minimum shareholding and (2) substantiation, with the matter, or matters, to be deliberated upon being within the competence of the general meeting of shareholders. It is not for the Board to make any value judgment regarding the need, timeliness, motivation, or convenience of the grounds of the request or of the matters proposed therein1. As legal scholarship teaches: “9 (...) Lastly, the law creates supplementary authority for the benefit of shareholders representing at least 5% (five percent) of the voting capital, when the managers fail, within 8 (eight) days, to comply with a request for calling a meeting that such shareholders present, duly substantiated, with indication of the matters to be addressed. Also in this case the law makes no reference to the need for serious or urgent reasons, the legislator being satisfied with the due substantiation that must support the request for calling a meeting submitted by the shareholders entitled to do so, representing at least 5% (five percent) of the voting capital. (...) 1 As set out in CVM Proceeding No. 19957.005474/2020-29 and CVM Proceeding No. RJ2005/3945. As also pointed out by (i) José Luiz Bulhões Pedreira and Alfredo Lamy Filho (Coordinators), Direito das Companhias; (ii) José Alexandre Tavares Guerreiro, in “Convocação de Assembleia Geral por Acionista”, Revista de Direito Mercantil, Industrial, Econômico e Financeiro; and (iii) Nelson Eizirik, in A Lei das S.A. Comentada, Volume II. Classification: Confidential (...) 12. In our opinion, managers are not vested with the authority to judge whether the substantiation invoked by the requesting shareholder or shareholders is sufficient or not so that, upon granting the request presented, they proceed with the calling of the general meeting. The function of the managers, in this regard, is merely to verify the concurrence of the two formal requirements established by law: a) the percentage of standing of the shareholders submitting the request for calling the meeting and b) the existence of due substantiation. It should be reiterated that, also in the case of item c of the sole paragraph of Article 123, the managers’ authority is bound, and they are not permitted to assess the reasons of convenience and timeliness stated by the shareholders in the request submitted. For this reason, the doctrine of Modesto Carvalhosa is correct, according to whom “the grounds set out in the request for calling the meeting shall be examined by the shareholders at the general meeting. Only there, through discussion and deliberation, will its validity or otherwise be determined. And if, eventually, it concerns an abuse of right, it is only at the conclusion of the work of the general meeting that the requesting shareholder’s liability may be determined (Comentários à Lei de Sociedades Anônimas, vol. 4, p. 193)”2 (emphasis added) This conclusion becomes even clearer in the present case, since the proposals to be deliberated upon at the EGM concern the removal and election of managers, as well as the possible election of the Chair of the Board, matters reserved by the Brazilian Corporate Law and by the Company’s Bylaws to the shareholders and which must be decided at a General Meeting. Even if there were doubt as to the Company’s interest in the replacement – which is admitted solely for the sake of argument – the EGM is the most appropriate forum to resolve any doubt. The Board members should not replace the shareholders in their judgment regarding the grounds presented by Previ for the replacement, under penalty of being held liable3. The Brazilian Corporate Law (Article 1404) grants the General Meeting the power to elect and remove, at any time, the members of the Board of Directors, there being no guarantee or right of a manager to “complete” his or her term of office. The law likewise does not require that any decision of the General Meeting to remove a manager be substantiated, and the CVM has confirmed, on more than one occasion5, that no substantiation is required for removal except in the specific cases of separate election under Article 141, §4 of the Brazilian Corporate Law, or of an employees’ representative, which is not the case here. 2 José Alexandre Tavares Guerreiro. Convocação de Assembleia Geral por Acionista. Revista de Direito Mercantil, Industrial, Econômico e Financeiro. No. 41, pp. 155-156. 3 The Board of the Brazilian Securities and Exchange Commission has already ruled accordingly, as reflected in the vote of then-Chair Marcelo Trindade in Administrative Sanctioning Proceeding CVM No. RJ2005/7229, which discussed the conduct of the Chair of the Board of Directors in “canceling” a General Meeting that would deliberate on the removal and election of Board members. According to the vote: “preventing the holding of the meeting, in addition to preventing the application of all legal and bylaw provisions designed precisely to resolve the impasse that existed, would end not only by ensuring the continuity in the exercise of control power of those who had elected the Chair of the Board himself, but also by leaving without an institutional solution the issue that centralized the corporate interest at that moment”. 4 Article 140. The board of directors shall be composed of at least 3 (three) members, elected by the general meeting and removable by it at any time, and the bylaws shall establish: (...) 5 Such as, for example, Administrative Proceeding CVM No. 19957.004743/2016-53 and Administrative Proceeding CVM RJ 2007/266. Classification: Confidential For these reasons, I vote in favor of approving the calling of the EGM to deliberate on the matters set forth in the request for calling submitted by Previ, as well as in favor of the nomination of Mr. Manuel Lino Silva de Sousa Oliveira for the position of Chair of the Board of Directors, as I understand that he meets the legal requirements. Rio de Janeiro, 19 June 2026 Marcio Antonio Chiumento Board Member Statement and Vote of Director Marcelo Gasparino concerning the Calling of an EGM and the Proposal to Change the Composition of Vale’s Board of Directors Free translation of the original in Portuguese. In the event of any discrepancy, the Portuguese version shall prevail. 1. Context Vale’s Board of Directors was elected for the 2025–2027 term at the Annual General Meeting held on April 30, 2025, by means of majority slate voting. It is therefore a unified term, proceeding in its ordinary course, with only nine months remaining until its expiration and six months until the presentation of the first list (long list) of potential candidates to be nominated to serve in the 2027–2029 term. That election resulted from a robust and structured process, which included: • Board performance assessment; • application of a skills matrix; • 360-degree assessments of the Board of Directors and the Executive Committee; • advisory support from the international consulting firm Korn Ferry to identify candidates aligned with the Company’s needs. In 2025, with the “Conselheiros em Ação” program in progress, the new directors Anelise Lara, Franklin Feder and Wilfred Bruijn underwent a strong onboarding process. The recomposition of the advisory committees substantially strengthened their independence, notably: • Heloisa Bedicks as Coordinator of CARE; • Bill Bruijn as Coordinator of CACP. In addition, the technical strength of the committees was reinforced, notably through: • the admission of Franklin and Heloisa Bedicks to CIG; • the admission of Anelise and Reinaldo to the composition of CACP; • the recomposition of the other committees exclusively with independent members (CSUS, CPR and CARE). 2. Board Activities in 2025 The Board carried out strategic international agendas, including: • missions to the Middle East to visit operations and to Japan to celebrate the 70th anniversary of Vale’s presence in that country (August), with the participation of directors, the CEO and other members of the Executive Committee (“EC”); • the presence of the Chair of the Board in China (November) at IBLAC; • participation in Vale Day in London (December), with the presence of most of the Board and the Executive Committee. These initiatives culminated in the main milestone of the period: the successful CEO succession process conducted between January and October 2024, with the transition from Eduardo Bartolomeo to Gustavo Pimenta, confirmed in the shareholder roadshow held in London, Boston and New York in March 2026. 3. Considerations on the CEO Succession Process Although it would not be necessary to put this on record, it is worth noting that the CEO succession process generated internal divisions: • Group considered victorious: supported the opening of the succession process in January 2024, defended its legitimacy, demonstrated that the external interference planted in the press would not occur, and supported the choice of an internal candidate; • Group considered defeated: expressed concern regarding political interference, voted against opening the succession process, even though it was provided for in the Company’s Management Appointment Policy, including preliminary discussions involving external names who, at the time, led competitors. Despite these divergences, the process was successfully concluded, reinforcing the Company’s governance. 4. Evolution of Corporate Governance As set forth in the Board Performance Report prepared by the Governance Department and presented on this date, there has been consistent evolution in governance practices since 2020, as evidenced by the following Company documents: • Manuals and proposals for Annual General Meetings; • Reference Forms; • Governance Reports; • Annual and Management Reports; • Forms 20-F; • Financial Statements and IFRS reports; • Ethics and Compliance Reports; • LID reports; • candidate materials prepared by Korn Ferry (2025). These advances reflect the quality of the work carried out by the Board of Directors, notably CPR in 2024 and CIG in 2025. 5. Relevant Facts The shareholder Previ requested the calling of an Extraordinary General Meeting (“EGM”) to address: • the removal of director Daniel Stieler; • the election of José Maurício Pereira Coelho to the vacant seat on the Board; • the election of director Ollie Oliveira, current LID, as the new Chair of the Board of Directors. 6. Analysis of Complexity Practical cases analyzed indicate that proposals to remove directors without consistent grounds, especially in the absence of any serious facts, do not succeed. They do, however, cause enormous institutional instability, affecting not only the Board, but mainly the executive management of the companies. In comparable situations, such initiatives have not prospered. Thus, the feasibility of the proposal in the present case is questionable. It is important to record the perplexity caused by an independent member of the Board, chosen by his independent peers to be the point of communication with shareholders other than reference shareholders (LID), and to support the Chair in the relationship with those same shareholders, accepting, in the dead of night and without prior notice of his desire, to participate in a process aimed at removing a Chair of the Board and occupying his position. In any serious American company, or in a company of Vale’s size in Europe, no credibility would be given to a letter requesting the removal of a Chair of the Board without unequivocal and well-founded proof of a serious failure by the officer. The Company now runs the risk of losing market value if shareholders interpret this negatively. It is in the best interest of the Company, and for the preservation of the integrity of its governance structure, and above all for the shielding of the Executive Committee, which, according to information received, has also been subject to external pressure in relation to the regular conduct of its business. In May 2026, I participated in INSEAD’s Program for Board Chairs and Directors – LEADING FROM THE CHAIR, and I perceive adherence between the practices of our Chair of the Board and of the committee coordinators and the program’s teachings. I can state, without any doubt, that Vale’s Corporate Governance is the best among all the companies where I serve as a director – VALE, PETROBRAS and METALFRIO –, where I have served as Chair of the Board – ONCOCLÍNICAS, ETERNIT and USIMINAS –, and in other relevant or complex companies, such as ELETROTRAS (currently AXIA), BANCO DO BRASIL and CEMIG, among others. 7. Potential Effects of the EGM An EGM with an agenda involving the election of directors and of the Chair of the Board opens space for broad shareholder participation, allowing other shareholders to present alternative candidates, especially those who viewed Previ’s hostile movement as a risk of political interference in this process. Relevant background: • At the 2021 Annual General Meeting, four alternative candidates were nominated by shareholders dissenting from the twelve management nominees. Thus, there were 16 candidates running for 12 seats, and the result was considered surprising at the time, because the four alternative candidates were elected. Vale’s former CEO described the four elected directors as “mutinous directors,” referring to the four directors who allegedly participated, together with a group of shareholders, in a mutiny to take the seats. Nothing could have been more unfortunate. This precedent demonstrates the degree of unpredictability of such processes, and also that, at the 2025 Annual General Meeting, there was an alternative candidate to the Management Slate who, also due to the recognition of the work of this Board, was not successful. If this movement results in the removal of the current Chair of the Board, but in the election of an outsider who, to date, is not part of the process, the requesting party and the other director who was also elected by it should reflect on whether this corporate adventure, which some call a hostile takeover, was or was not beneficial to the Company. 8. Aggravating Factors and Risks of Developments I record my repudiation and indignation with respect to the information of which we became aware this week. I also consider abominable the possibility that Board meetings may have been clandestinely recorded, which deserves investigation and the appropriate reprimand. 9. Recommendation of the Nomination and Governance Committee – CIG I – Calling of the EGM Despite the disagreement regarding the absence of adequate grounds, CIG recommended the calling of the EGM on this date, with the statutory notice period counted from June 22, 2026. II – Removal of Director CIG recommended taking a position against the removal of director Daniel Stieler, based on the regular performance of the Board in recent years, especially since the 2025 Annual General Meeting. 9.1. Developments that, if the shareholders at the EGM resolve to remove Director Stieler, must be addressed by the Board in this call notice Considering Vale’s nature as a corporation, the Board shall deliberate on: III – Nomination of Candidate to the Board CIG recommended, in line with the process conducted by CIG (2024–2025) and the Management Appointment Policy, the nomination of a candidate who participated in the selection process conducted by Korn Ferry in 2024 and 2025, according to the “PROGRESS REPORT” issued in November 2024, namely: • Ieda Gomes Yell The importance of increasing gender diversity in future compositions is also highlighted, in accordance with the assessment of an international consulting firm that interacted with the Chair of the Board, the Coordinator of CSUS and the LID in the first quarter of 2026, and pointed out the weakness of the current 2025–2027 Board composition on this specific matter. Member Marcelo reminded everyone that candidate José Maurício served as Chair of Vale’s Board until 2021 and, in the 2020–2021 Nomination Committee, was the author of the proposal to amend the Bylaws included in the EGM called in March 2021 to include the illegal article creating the NEGATIVE VOTE, which would have granted a group of shareholders, at the time also the controlling group, the power to veto the election of any candidate, which was deemed illegal by SEP/CVM at the time. IV – Nomination of Candidate for Chair of the Board CIG discussed the matter, and Coordinator Daniel, considering the Bylaws, which provide: 1. that the Chair and Vice-Chair of the Board are elected directly by the General Meeting; 2. that, at the 2025 Annual General Meeting, Daniel was elected Chair and Marcelo was elected Vice-Chair. As a means of preserving internal cohesion, the Coordinator indicated the Vice-Chair as the natural candidate for succession, taking the following position: • against the nomination of Ollie Oliveira; • in favor of nominating the Vice-Chair of the Board to run for Chair of the Board. Member Marcelo followed the position against the nomination of candidate Ollie and recorded his abstention regarding his own nomination. 10. Vote A) IN FAVOR of calling the EGM on this date; B) AGAINST the removal of Director Daniel Stieler, as there are no adequate grounds, and because I understand that there is a risk of political interference in this movement, as demonstrated by the presentation on the Evolution of Vale’s Corporate Governance between 2023 and 2026, which I request be considered attached to this VOTE. Given that it is this Board’s duty to address all possible scenarios arising from the outcome of item 1 of the EGM, I vote as follows: C) IN FAVOR of the Board’s nomination of candidate IÊDA GOMES YELL, as she is a professional recognized nationally and internationally and meets the qualifications pursued by the Skills Matrix, thereby serving the best interest of the Company; D) IN FAVOR of Director Heloisa’s ALTERNATIVE PROPOSAL that the Board’s nomination comprise the two candidates, Marcelo and Ollie, for nomination by the Board, with the current Vice-Chair of the Board abstaining from his own nomination as a candidate for Chair of the Board, given that he is an independent director who joined this Board in 2020, at the time upon nomination by minority shareholders (institutional investors), served on four committees, was coordinator of CSUS and currently coordinates CPR. Rio de Janeiro, June 19, 2026. MARCELO GASPARINO DA SILVA For the purposes of recording in the minutes of the Extraordinary Meeting of the Board of Directors held on June 19, 2026, I hereby express a reservation regarding the regularity of the resolution adopted, due to the participation and exercise of the vote by a director in a clear situation of conflict of interest. The minutes report that there were no questions about a potential conflict of interest. However, I asked this question to the legal advisors present at the Board of Directors Meeting and, even though I had their report to the contrary, the then Chairman of the Board of Directors participated in a meeting that was deliberating on a matter directly related to his own dismissal, a circumstance that configures a typical situation of conflict of interest, as it involves direct and personal interest in the deliberation. Under the terms of the applicable corporate law, it should be noted that article 156 of Law No. 6,404/1976 establishes that the manager may not intervene in an operation or deliberation in which he has an interest conflicting with that of the company, and, in this case, must inform the other members and refrain from participating. In addition, article 155 of the same Law (duty of loyalty) imposes on the manager the duty to act in the interest of the company, prohibiting the use of his position to obtain personal advantage or act in a conflicting situation. Added to this is the provisions of article 153 (duty of diligence), which requires prudent, informed conduct in line with the social interest. Such rules are reiterated by POL-0048-G – Vale's Conflict of Interest Management Policy, which establishes, in item 4, that there is a conflict of interest when the agent's independence in decision-making is compromised. In this case, as required by item 6.2, the director, as key personnel of the management in a conflict situation, was obliged to: (i) immediately declare the conflict, (ii) withdraw from the discussions and deliberations and (iii) ensure the formal registration of the situation. Thus, the participation of the Chairman of the Board in the discussions – and effective exercise of the vote in the resolution – regarding a matter in which he has an evident individual interest, in violation of article 156 of the Brazilian Corporation Law and the Conflict of Interest Management Policy, not only compromises the integrity of the resolution recommending voting to shareholders on a matter of interest to them – subjecting the respective manager to the potential sanctions and liabilities arising therefrom –, how it can generate relevant impacts in relation to the General Meeting and the adequate formation of the will of the shareholders and the validity of the deliberative process. In view of the above, I request that this statement, as well as the express reference to the potential conflict of interest verified in the Board of Directors' Meeting, be fully recorded in the minutes, pursuant to article 130 of Law No. 6,404/1976, for the purposes of transparency, preservation of rights and eventual regulatory verification. In addition, I express my disagreement with the annexes. Marcio Antônio ChiumentoVALE S.A. BOARD OF DIRECTORS CANDIDACY INDEPENDENCE SELF-DECLARATION I, Ieda Gomes Yell, corporate board member, Brazilian citizen, born in Salvador, State of Bahia, on July 1, 1956, married, holder of Identity Card No. 16151907-6, issued by the Public Security Department of the State of São Paulo (SSP/SP), hereby certify, for all legal purposes, my compliance with the independence criteria established in the Bylaws and Directors Policy of Vale S.A. (“Vale” or the “Company”), as well as with all other applicable legal and regulatory provisions, in connection with the assessment process for a potential nomination to the position of Independent Member of the Company’s Board of Directors. Furthermore, I undertake to promptly notify Vale’s Corporate Governance Department of any event that may affect my compliance with the minimum qualification requirements and my status as an Independent Member under the terms of the aforementioned Directors Policy. Rio de Janeiro, June 20, 2026. ���� VALE S.A. (the “Company”) Praia de Botafogo, No. 186, Suites 501 to 1901, Botafogo – Rio de Janeiro, RJ, Brazil – ��IP Code: 22250-145 Attention: Mr. Marcelo Feriozzi Bacci – Executive Vice President of Finance and Investor Relations Subject: Declaration of Eligibility to Run for a Position on the Company’s Board of Directors I, Ieda Gomes Yell, Brazilian, married, corporate board member, holder of Identity Card (RG) No. 16151907-6 SSP/SP and registered with the Brazilian Individual ��axpayer Registry (CPF/MF) under No. 120597575-68, residing at 97 Woodbourne Road, Douglas, Isle of Man, IM2 3AW, British Isles, hereby declare, pursuant to Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporation Law”), and Law No. 10,406/2002, under penalty of law, that: (i) I am not prohibited by any special law, nor have I been convicted of bankruptcy-related crimes, malfeasance, bribery, corruption, embezzlement, crimes against the popular economy, against the national financial system, against competition law, consumer relations, public faith, or property, nor have I been subject to any criminal penalty that, even temporarily, prohibits access to public office, as provided for in Section 147, Paragraph 1 of the Brazilian Corporation Law; (ii) I have not been sentenced to any suspension or temporary disqualification imposed by the Brazilian Securities and Exchange Commission (CVM) that would render me ineligible to hold management positions within the Company, as set forth in Section 147, Paragraph 2 of the Brazilian Corporation Law; (iii) I meet the requirement of an unblemished reputation established in Section 147, Paragraph 3 of the Brazilian Corporation Law; (iv) I do not hold any position in a company that may be considered a competitor of the Company, pursuant to Item I of Section 147, Paragraph 3 of the Brazilian Corporation Law; (v) I neither have nor represent any interest that conflicts with the interests of the Company, pursuant to Item II of Section 147, Paragraph 3 of the Brazilian Corporation Law; (vi) I am not a member of the management bodies of, nor an employee of, the Company, any of its subsidiaries, or any company within the same corporate group, as established in Section 162, Paragraph 2 of the Brazilian Corporation Law; (vii) I am not the spouse or a relative up to the third degree of any officer or director of the Company, as provided for in Section 162, Paragraph 2 of the Brazilian Corporation Law; (viii) I am not a politically exposed person, as defined under the applicable regulations; and (ix) During the last five (5) years, I have not: (a) been convicted in any administrative proceeding conducted by the CVM, the Central Bank of Brazil, or the Superintendence of Private Insurance; nor (b) been convicted of any criminal offense.Por essas razões, me declaro apta para disputar a vaga de titular no Conselho Administração da Companhia. For these reasons, I declare myself qualified and eligible to run for the position of full member of the Company’s Board of Directors. Rio de Janeiro, June 22, 2026. Ieda Gomes Yell IEDA GOMES YELL EXECUTIVE PROFILE Independent Board Director with extensive international experience in listed and private companies across the energy, infrastructure, construction, utilities, certification, and logistics sectors. Has served on boards in the United Kingdom, Brazil, Singapore, the United States, France, and the Caribbean, participating in Strategy, Audit & Risk, Sustainability & ESG, Human Capital, Remuneration, Governance, and Compliance Committees. C-level executive with experience in global companies, including BP plc and Comgás, leading operations, growth, transformation, and governance in international markets. Over 40 years of experience in energy, natural gas, LNG, infrastructure, logistics, and the energy transition. BOARD EXPERIENCE – CURRENT Manx Utilities Authority – Independent Board Director (2024–present) Seatrium Ltd – Independent Board Director (2023–present) Institute of Directors (UK) – Independent Board Director (Pro Bono) Business Isle of Man – Independent Board Director (Pro Bono) BOARD EXPERIENCE – PREVIOUS Saint-Gobain – Independent Board Director (2016–2024) Prumo Logística – Independent Board Director (2019–2024) Exterran Holdings / Exterran Corporation – Independent Board Director (2015–2022) Bureau Veritas – Independent Board Director (2013–2021) InterEnergy Group – Board Director, IFC nominee (2013–2020) Participation in Audit & Risk, Strategy, Sustainability & ESG, Corporate Governance, Remuneration, Human Capital, and Compliance Committees. EXECUTIVE EXPERIENCE BP plc (1998–2011) • Vice President, New Business – Middle East and South Asia • President, BP Brazil and Gas Leader for Latin America • Vice President, BP Solar • Vice President, Regulatory Affairs – BP Gas & Power Comgás (1979–1998) President (CEO) – 1995 to 1998 Led the company’s restructuring and preparation for privatisation, expansion of the natural gas distribution network, and strategic gas supply negotiations. EDUCATION AND CERTIFICATIONS • Global Certificate in Company Direction – Institute of Directors / St Andrew’s Business School (2026) • Senior Accredited Director – Singapore Institute of Directors (2024) • GCB.D – Competent Boards (2021) • Master’s in Energy – University of São Paulo (USP) • Postgraduate Degree in Environmental Engineering – EPFL Lausanne • Chemical Engineering – Federal University of Bahia PUBLICATIONS AND RECOGNITION • Veuve Clicquot Business Woman of the Year – Brazil • Author of publications for Oxford Institute for Energy Studies, FGV Energia, CNI, and other institutions • Speaker at international conferences on energy, infrastructure, natural gas, LNG, and the energy transition LANGUAGES Portuguese, English, French, and Spanish (fluent) | Italian (intermediate) 1 Information on the candidate for the Board of Directors, pursuant to Resolution 81 Information about the candidate, according to items 7.3 to 7.6 of the Reference Form. Name: Ieda Gomes Yell CPF: 120.597.575-68 Profession: Business Advisor Date of birth: 01/07/1956 Position(s): Member of the Board of Directors. Main Professional Experiences of the Last 5 Years: (i) Independent Director and member of the Nomination and Remuneration and Audit and Risk Committees of Cie de Saint Gobain (France) from 06/2016 to 06/2024; (ii) Independent Director, member of the People and ESG Committee and Chairman of the Strategy Committee of Prumo Logística from 06/2019 to 12/2024; (iii) Independent Director, member of the Strategy and Audit and Risk Committees of Bureau Veritas (France) from 05/2013 to 06/2021; (iv) Independent Director, Chairman of the Nominating and Corporate Governance Committee, member of the Human Capital and Compensation Committee of Exterran Corporation (USA) from 04/2015 to 10/2022; (v) Independent Director, member of the Corporate and Social Responsibility (CSR) and Transformation Committees of Seatrium Ltd (Singapore) since 05/2023; (vi) Independent director, member of the Audit and Risk Committee of the Manx Utilities Authority, since 04/2023; (vii) Independent Director, member of the Steering Committees Remuneration and Nomination of The Institute of Directors (UK) since 08/2021 (pro bono); and (viii) Independent Director, Cleantech Champion of the Business Isle of Man since 11/2022 (pro bono). Education: She graduated in Chemical Engineering from the Federal University of Bahia in 1977; holds a postgraduate degree in Environmental Engineering from the École Polytecnique Federale de Lausanne (Switzerland), completed in 1978; and a master's degree in Energy from the Institute of Electrotechnics and Energy of the University of São Paulo, completed in 1996. Management Bodies Board of Directors: Board of Directors Election date: […] Term of office: Until the 2027 AGM Elected office held: Board of Directors (Member) Description of another position/function: […] Date of inauguration: […] The following was elected by the controller: No Statements Convictions: There is no Family Relationships: There is no Subordination, service provision or control relationships: No Related Person: There is no Type of Relationship of the Administrator with the related person: Type of related person: Politically Exposed Person: No Independence Criterion: Independent Director 1 Information about the candidate for the Board of Directors, pursuant to Resolution 81 Information about the candidate, pursuant to items 7.3 to 7.6 of the Reference Form. Name: Manuel Lino Silva de Sousa Oliveira CPF: 717.221.071-97 Occupation: Economist Birth date: 03/03/1952 Role(s): Lead Independent Director (“LID”) of the Board of Directors (since June 2023), independent member (since August 2021), member and technical expert of the Audit and Risks Committee (since May 2023), and member of Vale’s Sustainability Committee (since May 2025). Main Professional Experience in the Last 5 Years: (i) Member of Vale’s Capital Allocation and Projects Committee (April 2024 to November 2024), Member of the People and Compensation Committee (May 2023 to March 2024), Coordinator of the Audit Committee (August 2021 to June 2023 and July 2024 to July 2025), Member of the Nomination and Governance Committee (December 2022 to April 2023), Member of the Nomination Committee (May 2022 to December 2022), and Member of the People, Compensation and Governance Committee (August 2021 to May 2022); (ii) Member (May 2022 to December 2024) and Chair (June 2022 to December 2024) of the Board of Directors of Jubilee Metals Group PLC; (iii) Senior Independent Director of the Board of Directors (April 2018 to March 2022) of Polymetal International PLC; (iv) Senior Independent Director of the Board of Directors (October 2011 to August 2021) of Antofagasta PLC; (v) Independent Director of the Board of Directors (February 2020 to July 2021) of Blackrock World Mining Investment Trust PLC; and (vi) Member of the Board of Directors of Vale Base Metals (since December 2024), where he is also a member of the Audit and Risks Committee and the Sustainability Committee. Education: Graduated in Accounting and Business Economics in 1973 and specialized in Accounting Theory in 1975 from the University of Natal-Durban, South Africa. He also holds specializations as a chartered accountant and chartered management accountant from the Institute of Chartered Accountants of South Africa and the Institute of Chartered Management Accountants of the United Kingdom in 1988, respectively. Management Bodies Management Bodies: Board of Directors Election date: 04/30/2025 Term of office: Until the Annual General Meeting to be held in 2027 Elective Position Held: Independent Member of the Board of Directors Description of other position/role: N/A Date of Appointment: 04/30/2025 Elected by the controlling shareholder group: No Statements Convictions: None Family relations: None Subordination, service provision or control relationships: None Related person: - Type of relationship between the officer and the related party: - Type of related party: - Politically Exposed Person: No Independence Criteria: He is an independent member of the Board of Directors pursuant to the independence criteria set forth in the Novo Mercado Regulations, CVM Resolution No. 59, and Paragraph 4 of Article 11 of Vale’s Bylaws. Information on the candidate for the Board of Directors, pursuant to Resolution 81 Information about the candidate, according to items 7.3 to 7.6 of the Reference Form. Name: Marcelo Gasparino da Silva CPF: 807.383.469-34 Profession: Laywer Date of birth: 02/13/1971 Position(s): Vice-Chairman (since April/2023) and Independent Member (since April/2020) of the Board of Directors, Member of the Nominating and Governance Committee (since May/2023), and Coordinator (since February/2026) and Member (since April/2024) of the People and Remuneration Committee of Vale. Main Professional Experiences of the Last 5 Years: (i) Member of the Capital Allocation and Projects Committee (May/2023 to April/2024), Coordinator of the Sustainability Committee (April/2021 to April/2023), Member of the Nomination Committee (June/2022 to December/2022), Member of the Operational Excellence and Risks Committee (May/2021 to May/2022) and Member of the Sustainability Committee (June/2020 to April/2021) of Vale; (ii) Independent Member of the Board of Directors of Banco do Brasil (April/2023 to April/2025), where he is a member of the Remuneration Committee (COREM) (since 2025) and the Audit Committee (COAUD) (since 2023); (iii) Chairman of the Board of Directors of Eternit S.A. (April/2013 to March/2023); (iv) Member of the Board of Directors of CEMIG (April/2016 to July/2022); (v) Member of the Board of Directors (April/2020 to March/2025 and since April/2026) and Member of the Fiscal Council (May/2019 to April/2021) of Petrobras, where he was Chairman of the Statutory Health, Safety and Environment Committee and the Minority Shareholders Committee, and also a member of the following statutory committees: the Statutory Audit Committee of the Petrobras Conglomerate (CAECO), the Investments Committee and the People Committee; (vi) Professor at the ENA Foundation – School of Government for the certification of managers of state-owned companies and mixed-capital companies; (vii) Member of the Board of Directors of Eletrobras (August/2022 to August/2025), where he also served as Coordinator of the Sustainability Committee (June/2024 to April/2025) and Vice-Chairman of the Statutory Strategy, Governance and Sustainability Committee (August/2022 to June/2024); (viii) Member of the Board of Directors of GASMIG (April/2020 to April/2021); (ix) Chairman of the Board of Directors of Oncoclínicas&CO (January/2026 to April/2026); and (x) Member of the Board of Directors of Metalfrio (since April/2026). Education: Graduated in Law from the Federal University of Santa Catarina in 1995 and completed a postgraduate specialization in Corporate Tax Administration at Fundação ESAG – ÚNICA in 2000. He has participated in training programs for board and fiscal council members, including Leading from the Chair, the renowned INSEAD program for board chairpersons, as well as executive programs in mergers and acquisitions at London Business School and CEO FGV (IBE/FGV/IDE). He has been a Certified by Experience Board Member (CCA+) by the Brazilian Institute of Corporate Governance (IBGC) since 2010 and is a professor at the ENA Foundation – School of Government, acting in the certification of managers of state-owned companies and mixed-capital companies. Management Bodies Board of Directors: Board of Directors Election date: 04/30/2025 Term of office: Until the 2027 AGM Elected office held: Vice-Chairman of the Independent Board of Directors Description of another position/function: - Date of inauguration: 05/07/2025 The following was elected by the controller: No Statements Convictions: There is no Family Relationships: There is no Subordination, service provision or control relationships: No Related Person: There is no Type of Relationship of the Administrator with the related person: Type of related person: Politically Exposed Person: No Independence Criterion: Independent Director Rio de Janeiro, June 30, 2026 Vale S.A. By e-mail (dri.vale.sa@vale.com) Attn. Sr. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations Cc Sr. Daniel André Stieler Chairman of the Board of Directors Mr. Gustavo Pimenta Chief Executive Officer Re: Extraordinary General Meeting called for July 22, 2026. Dear Mr. Officer, GERAÇÃO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, enrolled with the CNPJ under No. 08.935.128/0001-59, herein represented by its manager PLURAL INVESTIMENTOS GESTÃO DE RECURSOS LTDA., headquartered in the City and State of São Paulo, at Av. Brigadeiro Faria Lima, No. 3,400, suite 91, part, Itaim Bibi, ZIP Code 04538-132, enrolled with the CNPJ/MF under No. 09.630.188/0001-26, represented pursuant to its organizational documents, hereinafter referred to as the “Shareholder,” in its capacity as holder of common shares issued by Vale S.A. (“Vale” or the “Company”), hereby expresses its position regarding the Management Proposal disclosed by the Company in connection with the Extraordinary General Meeting called for July 22, 2026: With respect to Item 1, the Shareholder supports the recommendation against the content of the proposal, as it considers that the alleged grounds for removing the current Chairman of the Board of Directors lack factual support and evidence of the alleged conduct detrimental to the Company’s good Corporate Governance and Strategic Management practices, as well as misalignment with the interests of shareholders and stakeholders. Safeguarding and improving Corporate Governance and Strategic Management are current and beneficial practices for the Company, its shareholders and stakeholders, and it is commendable to advocate for the participation of professionals aligned with such practices in Senior Management, especially in the positions of CEO and Chairman of the Board of Directors. However, using such intention for other purposes undermines precisely what it seeks to defend. Regarding Items II and III of the Proposal, if Item I is approved, we support Management’s recommendation and support that the current Vice Chairman of the Board of Directors succeed the current Chairman, as this is the measure most aligned with good Corporate Governance practices, particularly in light of the provisions of the Company’s Bylaws regarding the duties and powers of both positions. Accordingly, we request that this letter be received and disclosed to the market, for the awareness of all shareholders of the Company. All communications concerning this document may be made in writing and delivered by electronic mail (e-mail), to the attention of João Vicente Silva Machado, at the e-mail address: <jvicente74@gmail.com>. Sincerely, GERAÇÃO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES Assinado de forma digital por JOAO VICENTE SILVA MACHADO:04391555921 Dados: 2026.06.30 16:30:39 -03'00' JOAO VICENTE SILVA MACHADO:04391555921 Rio de Janeiro, 7 de julho de 2026 Rio de Janeiro, July 7, 2026 Vale S.A. Por e-meil (dri. vale.sa@vale.com e assembleias@vale.com) A/C Sr. Marcelo Feriozzi Bacci Diretor Vice-Presidente de Fínangas e Relagóes com Investidores C/C Membros do Conselho de Admínistragào Sr. Gustavo Pímenta Diretor Presidente Ref. Assembleia Geral Extraordinària convocada para o día 22 de julho de 2026 - Reiteragào do pedído de divulgagào de manífestagào de acionista. Prezado Senhor Dìretor, GERA(,AO L. PAR FUNDO DE INVESTIMENTO EM A(,OES, CNPJ n. 08.935.128/0001-59, neste ato representada por sua gestora PLURAL INVESTIMENTOS GESTÀO DE RECURSOS LTDA., com sede na Cidade e Estado de Sào Paulo, na Av. Brigadeiro Faria Lima, nº 3.400, conjunto 91 parte, Itaim Bibi, CEP 04538-132, inscrita no CNPJ/MF sob o nº 09.630.188/0001-26, e MATSUKAWA CO. LTD., com enderego em Tortola Pier Park, prédio 1, Segundo Andar, Wickhams Cay I, Road Town, Tortola, British Virgìn Islands, representados na forma dos seus atos constitutivos, doravante denominado "Acionista", vem, na qualìdade de titulares de ag5es ordinàrias e ADRs de emissào da Vale S/A ("Vale ou Companhia"), reiterar o pedìdo de divulgagào ao mercado de sua manifestagào de 30 de junho de 2026, relativa à Assembleia Geral Extraordinéria convocada para o dia 22 de julho de 2026, pelas razÒes que seguem. Até a presente data, nào houve resposta formal ao pedido do primeiro acionista, tampouco divulgagào da manifestagào deste acionista, mas, em consulta ao material da assembleia, verifica-se a Vale S.A. Via e-mail (driyale.sa@vale.com and assembleias@vale.com) Attn: Mr. Marcelo Feriozzi Baccí Executive Vice President, Finance and Investor Relations Cc: Members of the Board of Dírectors Mr. Gustavo Pimenta Chief Executive Officer Re: Extraordinary General Meeting called for July 22, 2026 - Renewed request for dísclosure of shareholder statement. Dear Sir: GERA(;AO L. PAR FUNDO DE INVESTIMENTO EM A(,ÓES, enrolled with the Brazilian corporate taxpayer registry (CNPJ) under No. 08.935.128/0001-59, herein represented by its investment manager, PLURAL INVESTIMENTOS GESTAO DE RECURSOS LTDA., headquartered in the City and State of Sào Paulo, at Av. Brìgadeiro Faria Lima, 3,400, Suite 9'1 (part), Itaim Bibi, ZIP Code 04538-132, enrolled with the CNPJ/MF under No. 09.630.'188/0001-26, and MATSlJKAWA CO. LTD., with its address at Toíola Pier Park, Building 1, Second Floor, Wickhams Cayl, Road Town, Tortola, British Virgin Islands, each represented in accordance with its organizational documents, hereinafter referred to as the "Shareholder," hereby, in their capacity as holders of common shares and American Depositary Receipts (ADRs) issued by Vale S.A. ('Vale" or the "Company"), reiterate the request for disclosure to the market of its statement dated June 30, 2026, regarding the Extraordinary General Meeting called for July 22, 2026, for the reasons set forth below. To date, there has been no formal response to the first shareholder's request, nor has this shareholder's statement been disclosed; however, a review of the meeting materials reveals the insergào de novos documentos da Previ, datados de 03/07/2026. Diante deste fato novo, entende-se necessàrio reiterar e endossar o pedido de divulgagào da carta deste acionista, sobretudo para resguardar a igualdade entre acionistas e o tratamento equitativo que Ihes é devido, à luz do art. 109, § 1 º, da Lei nº 6.404/1976, do Regulamento do Novo Mercado e das pràticas de governanga corporativa que a própria Companhia declara adotar, condigào tanto mais exigível de uma companhia de capital pulverizado e sem controlador definido. Ressalta-se desde logo que os acionistas requerentes SEìO detentores de 1I.OOO.OOO de ag5es ordinàrias da Vale (VALE3), bem como de 10.580.100 ADRs da companhia e ainda detèm 40.000.000 de agóes da Bradespar (BRAP4). Sabe-se que a Bradespar possui 163.355.000 ag5es da Vale o que corresponde a 3,67% do Capital Social; o total de agòes que compóe o CS da Vale é de 4.448.529.763 (em 30/04/26), e, como o Geragào LPAR possui 10,18% do CS da Bradespar, isso corresponde a O,37% em ag5es da Vale (16.629.539 agóes). A pretensào aqui é contribuir para o atendimento das melhores pràticas de governanga corporativa, conduta que o acionista sempre buscou nesses mais de 20 (vinte) anos que detém participagào direta ou indireta na companhia, o que é inegàvel, aliés. Basta ver a história recente da Vale, com a indicagào e eleigào: do Dr. Raphael Martins, pelos acionistas preferencialistas, ao Conselho Fiscal, em 2016, o qual foi reeleito sucessivamente e hoje é Presìdente do Conselho Fiscal; e, em 2017, para o mesmo órgào, do Dr. Robert Jíienemann, reeleito em 2018, 2019 e 2020. Em 2019, após a tragédia de Brumadínho, o acionista indicou os candidatos Patrícia Bentes e Marcelo Gasparino da Sìlva, este último atíialmente Vice-Presidente do Conselho de Administragào. Em 2021, houve indicagào e eleígào da Sra. Heloísa Bellotti Bedicks para o Conselho Fiscal. No mesmo ano, 4 (quatro) candidatos alternativos foram indicados ao Conselho de Administragào - Roberto Castello Branco, Mauro Gentil Rodrigues da Cunha, Rachel de Oliveira Maia e Marcelo Gasparino da Silva -, addition of new documents from Previ, dated July 3, 2026. In light of this new development, we believe it is necessary to reìterate and endorse the request for disclosure of this shareholder's letter, above all to safeguard equality among shareholders and the equitable treatment owed to them, pursuant to Article 109, Paragraph 1, of Law No. 6,404/í976, the Novo Mercado Listing Rules, and the corporate governance practices that the Company itself declares to have adopted - a standard all the more demanding for a company with dispersed ownership and no defined controlling shareholder. It should be noted at the outset that the petitioning shareholders hold 'Í I,OOO,OOO common shares of Vale (VALE3), as well as 10,580,100 ADRs of the Company, and further hold 40,000,000 shares of Bradespar (BRAP4). Bradespar is known to hold 163,355,000 Vale shares, corresponding to 3.67% of the Company's capital stock; Vale's total capital stock comprìses 4,448,529,763 shares (as of April 30, 2026), and, as Geragào LPAR holds IO. I 8% of Bradespar's capital stock, this corresponds to 0.37% of Vale's shares (16,629,539 shares). Our intention here is to contribute to the adoption of best corporate governance practices - a course of conduct the shareholder has consistently pcirsued throughout the more than twenty (20) years during which it has held a direct or indirect interest in the Company, a fact that is, indeed, undeniable. One need only consider Vale's recent history, with the nomination and election of: Dr. Raphael Martins, by the preferred shareholders, to the Fiscal Council in 2016, who was successively re-elected and currently serves as Chairman of the Fiscal Council; and, in 2017, to the same body, Dr. Robert Àienemann, re-elected in 2018, 2019, and 2020. In 2019, following the Brumadinho tragedy, the shareholder nominated candidates Patrícia Bentes and Marcelo Gasparino da Silva, the latter cuìently serving as Vice Chairman of the Board of Directors. In 202i Ms. Heloísa Bellotti Bedicks was nominated and elected to the Fiscal Council. That same year, four (4) alternative candidates were nominated to the Board of Directors - Roberto Castello Branco, Mauro Gentil Rodrigues da Cunha, Rachel de Oliveira Maia, and Marcelo Gasparino da Silva - all of whom were elected todos eleitos, e todos investidos, na seqíiéncia, na Coordenagào de Comitès de assessoramento ao Conselho de Administragào, com reeleigào em 2023 e 2025. Em 2024, com a renúncìa da Sra. Marie Inkster ao CA, a membro do Conselho Fiscal índicada por esses acionistas foi a selecionada pelo Comitè de Indicagào e Governanga para ocupar a vaga, passando a integrar também o Comìté de Auditoria e Riscos. Em 2025, houve ainda a eleigào da Sra. Adriana de Andrade Solé para o Conselho Fìscal, até entào suplente da Sra. Heloísa Bedicks, e esta assíimiu a Coordenagào do CARE e passou a compor o Comitè de Indicagào e Governanga. Para finalizar, as indicagóes desses acionistas minoritàrios contribciíram sobejamente para a dìversìdade. No Conselho de Admìnistragào, representam I OO% (cem por cento) das ìndicagóes de mulheres, sendo os únicos acionìstas a indicar mulheres desde 2022 e, desde 2017, responsàveis por indicagóes que contemplam a diversidade de orientagào sexual. Como se vé, o percentual de participagào acionària verifìcado em uma data específica jamais foi medida da relevància da contribuiqào desses acionistas para a governanga da Companhia, sendo a divulgagào de suas manifestagóes informagào importante de ser dada ao conhecimento da base acionària. Registre-se, por fim, que a superveniente renúncia do entào Presidente do Conselho de Administragào tornou prejudicado o item I da ordem do dia, permanecendo a manifestagào do Acionista plenamente atual quanto aos itens Il e Ill da Proposta, matérias que seguem em aberto e sob deliberagào dos acionistas. Nesses termos, requer-se, respeitosamente: resposta formal ao pedido de 30 de junho de 2026, com a divulgagào ao mercado, antes da Assembleia, da manifestagào do Acionista; subsìdiariamente, esclarecimentos sobre os critérios adotados pela Companhia para a divulgagào de manifestagóes de acionistas relativas às matérias das assembleias; e o recebimento da presente carta e sua divulgagào ao mercado, para conhecímento de todos os acionistas da Companhìa. Todas as comcinicagóes referentes ao presente documento poderào ser realizadas por escrito e entregues, via correio eletrónico (E-mail), em and subsequently appointed to coordinate advisory committees to the Board of Directors, with reelection in 2023 and 2025. In 2024, upon Ms. Marie Inkster's resignation from the Board, the Fiscal Council member nominated by these shareholders was selected by the Nomination and Governance Committee to fill the vacancy, also joinìng the Audit and Risk Committee. In 2025, Ms. Adriana de Andrade Solé, until then an alternate to Ms. Heloísa Bedicks, was elected to the Fiscal Council, while Ms. Bedicks assumed the coordìnation of the Audit and Risk Committee (CARE) and joined the Nomination and Governance Committee. In closing, the nominations made by these minority shareholders have contributed substantially to diversity. On the Board of Directors, they accocint for I OO% (one hundred percent) of the nominations of women, having been the only shareholders to nominate women since 2022 and, since 2017, responsible for nominatìons reflecting diversity of sexual orientation. As is evident, the percentage of equity ownership held on any given date has never been the n'ieasure of the relevance of these shareholders' contribution to the Company's governance, and the disclosure of their statements constitutes important information that should be made available to the shareholder base. Lastly, it should be noted that the subseqcient resignation of the then Chairman of the Board of Directors rendered item I of the agenda moot, while the Shareholder's statement remains fully applicable with respect to items ll and Ill of the Proposal, matters that remain open and subject to shareholder deliberation. Accordingly, we respectfully request: a formal response to the June 30, 2026 request, together with disclosure to the market, prior to the Meetìng, of the Shareholder's statement; alternatively, clarification of the criteria adopted by the Company for the disclosure of shareholder statements relating to matters on meeting agendas; and acknowledgment of receipt of this letter and its disclosure to the market, for the information of all of the Company's shareholders. AII communicatìons concerning this document may be made in writing and delivered by e-mail, to the atengào de JOEìO Vicente Silva Machado, pelo email: <jvicente74@gmail.com>. Atenciosamente, Assìnado de forma JOAO VICENTE digital porJOAO SILVA VICENTE SILVA M ACHADO:0439i 555 MACHAD0:04 ,,, 391555921 Dados:2026.07.08 12:43:52 -03'00' GERA(;ÀO L. PAR FUNDO DE INVESTIMENTO EM A(;'C)ES attention of Joào Vicente Silva Machado, at: <jvìcente74@gmail.com>. Sincerely, JOAO VI CE NTE Assinado de foíma digital 5l l V A por JOAO VICEN TSEILVA MACHADO:0439ì 55592'1 MACHADO:04 o-=i-=»ozs.oz.os 391555921 í244=02-03'00' GERAqÀO L. PAR FUNDO DE INVESTIMENTO EM A(;'C)ES MATSUKAWA CO. LTD. MATSUKAWA CO. LTD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 10, 2026		Director of Investor Relations